AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 21, 1996
                                                    REGISTRATION NO. ___________

================================================================================
                                      SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549
                                         ----------------------------

                                                   FORM S-6
                                   For Registration Under the Securities Act
                                   of 1933 of Securities of Unit Investment
                                       Trusts Registered on Form N-8B-2
                                         ----------------------------
A.   EXACT NAME OF TRUST:
 Qualified Unit Investment Liquid Trust Series ("QUILTS") Opportunity Trust -
                       2001 and Opportunity Trust - 2007

B.   NAME OF DEPOSITOR:
       OCC Distributors

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
       OCC Distributors
       Two World Financial Center
       225 Liberty Street
       New York, New York 10080-6116

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                   COPY OF COMMENTS TO:
       SUSAN A. MURPHY                             MICHAEL R. ROSELLA, Esq.
       Senior Vice President                       Battle Fowler LLP
       OCC Cash Management Services                Park Avenue Tower
       Oppenheimer Capital                         75 East 55th Street
       Two World Financial Center                  New York, New York 10022
       225 Liberty Street                          (212) 856-6858
       New York, New York 10080-6116

E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
       An indefinite number of Units of Qualified Unit Investment Liquid Trust Series ("QUILTS") Opportunity Trust-2001 and Opportunity Trust-2007 is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
       Indefinite

G.   AMOUNT OF FILING FEE:
       $500 (as required by Rule 24f-2)

H.   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
       As soon as practicable after the effective date of the Registration Statement.
       _____ Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.
================================================================================

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

344749.1

            Qualified Unit Investment Liquid Trust Series ("QUILTS")

                            Opportunity Trust - 2001
                            Opportunity Trust - 2007

                              CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        Under the Securities Act of 1933

                  (Form N-8B-2 Items Required by Instruction as
                         to the Prospectus in Form S-6)


        FORM N-8B-2                           FORM S-6
        ITEM NUMBER                           HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

1.  (a)  Name of trust......................  Front cover of Prospectus
    (b)  Title of securities issued.........  Front cover of Prospectus
2.  Name and address of each depositor......  The Sponsor
3.  Name and address of trustee.............  The Trustee
4.  Name and address of principal
    underwriters............................  Distribution of Units
5.  State of organization of trust..........  Organization
6.  Execution and termination of
    trust agreement.........................  Trust Agreement, Amendment
                                              and Termination
7.  Changes of name.........................  Not Applicable
8.  Fiscal year.............................  Not Applicable
9.  Litigation..............................  None

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. (a)  Registered or bearer securities....  Book Entry Units
    (b)  Cumulative or distributive
         securities.........................  Interest and Principal
                                              Distributions
    (c)  Redemption.........................  Trustee Redemption
    (d)  Conversion, transfer, etc..........  Book Entry Units, Sponsor
                                              Repurchase, Trustee Redemption
    (e)  Periodic payment plan..............  Not Applicable
    (f)  Voting rights......................  Trust Agreement, Amendment and
                                              Termination
    (g)  Notice to certificateholders.......  Records, Portfolio, Substitution of Securities, Trust Agreement,
                                              Amendment and Termination, The
                                              Sponsor, the Trustee
    (h)  Consents required..................  Trust Agreement, Amendment and
                                              Termination
    (i)  Other provisions...................  Tax Status
11. Type of securities comprising units.....  Objectives, Portfolio, Portfolio
                                              Summary
12. Certain information regarding periodic
    payment certificates....................  Not Applicable

                                      i
344749.1

        FORM N-8B-2                           FORM S-6
        ITEM NUMBER                           HEADING IN PROSPECTUS



13. (a)  Load, fees, expenses, etc..........  Summary of Essential Information,
                                              Public Offering Price, Market for
                                              Units, Volume and Other Discounts,
                                              Sponsor's Profits, Trust
                                              Expenses and Charges
    (b)  Certain information regarding
         periodic payment certificates......  Not Applicable
    (c)  Certain percentages................  Summary of Essential Information,
                                              Public Offering Price, Market for
                                              Units, Volume and Other Discounts
    (d)  Price differences..................  Volume and Other Discounts,
                                              Distribution of Units

    (e)  Other loads, fees, expenses........  Book Entry Units
    (f)  Certain profits receivable by
         depositors, principal underwriters,
         trustee or affiliated persons......  Sponsor's Profits, Portfolio
                                              Summary
    (g)  Ratio of annual charges to income..  Not Applicable
14. Issuance of trust's securities..........  Organization, Certificates
15. Receipt and handling of payments from
    purchasers..............................  Organization
16. Acquisition and disposition of
    underlying securities...................  Organization, Objectives,
                                              Portfolio, Portfolio
                                              Supervision
17. Withdrawal or redemption................  Comparison of Public Offering
                                              Price, Sponsor's Repurchase Price
                                              and Redemption Price, Sponsor
                                              Repurchase, Trustee Redemption
18. (a)  Receipt, custody and disposition
         of income..........................  Monthly Distributions, Interest
                                              and Principal Distributions,
                                              Portfolio Supervision
    (b)  Reinvestment of distributions......  Not Applicable
    (c)  Reserves or special funds..........  Interest and Principal
                                              Distributions
    (d)  Schedule of distributions..........  Not Applicable
19. Records, accounts and reports...........  Records
20. Certain miscellaneous provisions of
    trust agreement
    (a)  Amendment..........................  Trust Agreement, Amendment and
                                              Termination
    (b)  Termination........................  Trust Agreement, Amendment and
                                              Termination
    (c) and (d) Trustee, removal and
        successor...........................  The Trustee
    (e) and (f) Depositor, removal and
        successor...........................  The Sponsor
21. Loans to security holders...............  Not Applicable
22. Limitations on liability................  The Sponsor, The Trustee, The
                                              Evaluator
23. Bonding arrangements....................  Part II - Item A
24. Other material provisions of trust
    agreement...............................  Not Applicable

        III. Organization, Personnel and Affiliated Persons of Depositor

25. Organization of depositor...............  The Sponsor
26. Fees received by depositor..............  Not Applicable

                                       ii
344749.1

        FORM N-8B-2                           FORM S-6
        ITEM NUMBER                           HEADING IN PROSPECTUS



27. Business of depositor...................  The Sponsor
28. Certain information as to officials
    and affiliated persons of depositor.....  Not Applicable
29. Voting securities of depositor..........  Not Applicable
30. Persons controlling depositor...........  Not Applicable
31. Payments by depositor for certain
    services rendered to trust..............  Not Applicable
32. Payments by depositor for certain other
    services rendered to trust..............  Not Applicable
33. Remuneration of employees of depositor
    for certain services rendered to trust..  Not Applicable
34. Remuneration of other person for
    certain services rendered to trust......  Not Applicable

                  IV. Distribution and Redemption of Securities

35. Distribution of trust's securities by
    states..................................  Distribution of Units
36. Suspension of sales of trust's
    securities..............................  Not Applicable
37. Revocation of authority to distribute...  None
38. (a)  Method of distribution.............  Distribution of Units
    (b)  Underwriting agreements............  Distribution of Units
    (c)  Selling agreements.................  Distribution of Units
39. (a)  Organization of principal
         underwriters.......................  The Sponsor
    (b)  N.A.S.D. membership of principal
         underwriters.......................  The Sponsor
40. Certain fees received by principal
    underwriters............................  The Sponsor
41. (a)  Business of principal underwriters.  The Sponsor
    (b)  Branch offices of principal
         underwriters.......................  The Sponsor
    (c)  Salesmen of principal underwriters.  The Sponsor
42. Ownership of trust's securities by
    certain persons.........................  Not Applicable
43. Certain brokerage commissions received
    by principal underwriters...............  Not Applicable
44. (a)  Method of valuation................  Summary of Essential Information,
                                              Market for Units, Offering Price,
                                              Accrued Interest, Volume and Other
                                              Discounts, Distribution of Units,
                                              Comparison of Public Offering
                                              Price, Sponsor's Repurchase Price
                                              and Redemption Price, Sponsor
                                              Repurchase, Trustee Redemption
    (b)  Schedule as to offering price......  Summary of Essential Information
    (c)  Variation in offering price to
         certain persons....................  Distribution of Units, Volume and
                                              Other Discounts
45. Suspension of redemption rights.........  Not Applicable

                                       iii
344749.1

        FORM N-8B-2                           FORM S-6
        ITEM NUMBER                           HEADING IN PROSPECTUS



46. (a)  Redemption valuation..............  Comparison of Public Offering
                                             Price, Sponsor's Repurchase Price
                                             and Redemption Price, and
                                             Redemption Price, and Trustee
                                             Redemption
    (b)  Schedule as to redemption price...  Summary of Essential Information
47. Maintenance of position in underlying
    securities.............................  Comparison of Public Offering
                                             Price, Sponsor's Repurchase Price
                                             and Redemption Price, Sponsor
                                             Repurchase, Trustee Redemption

               V. Information Concerning the Trustee or Custodian

48. Organization and regulation of
    trustee................................  The Trustee
49. Fees and expenses of trustee...........  Trust Expenses and Charges
50. Trustee's lien.........................  Trust Expenses and Charges

                            VI. Policy of Registrant

51. (a)  Provisions of trust agreement
         with respect to selection or
         elimination of underlying
         securities........................  Objectives, Portfolio, Portfolio
                                             Supervision, Substitution of
                                             Securities
    (b)  Transactions involving
         elimination of underlying
         securities........................  Not Applicable
    (c)  Policy regarding substitution or
         elimination of underlying
         securities........................  Substitution of Securities
    (d)  Fundamental policy not otherwise
         covered...........................  Not Applicable
52. Tax status of trust....................  Tax Status

                          VII.  FINANCIAL AND STATISTICAL INFORMATION

53. Trust's securities during last ten
    years..................................  Not Applicable
54. Hypothetical account for issuers of
    periodic payment plans.................  Not Applicable
55. Certain information regarding periodic
    payment certificates...................  Not Applicable
56. Certain information regarding periodic
    payment plans..........................  Not Applicable
57. Certain other information regarding
    periodic payment plans.................  Not Applicable
58. Financial statements (Instruction
    1(c) to Form S-6) .....................  Statement of Financial Condition


                                       iv
344749.1

                   Subject to Completion Dated March 21, 1996

                                   ("QUILTS")
                  QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES
                             A Unit Investment Trust

                            Opportunity Trust - 2001
                            Opportunity Trust - 2007


         QUILTS consists of two separate unit investment trusts designated QUILTS Opportunity Trust - 2001 (the "2001 Trust") and QUILTS Opportunity Trust
- 2007 (the "2007 Trust") (collectively, the "Trusts"). The Sponsor of the Trust is OCC Distributors (the "Sponsor"). The objectives of each Trust are to seek to achieve safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest ("Treasury Obligations") and to attempt to provide for capital appreciation through investment in Class A shares ("Fund Shares") of the Oppenheimer Quest Opportunity Value Fund (the "Fund"), a diversified, open-end management investment company (the Treasury Obligations and Fund Shares collectively, the "Securities"). The Fund's subadvisor is OpCap Advisors, an affiliate of the Sponsor. The Fund seeks growth of capital over time through investments in a diversified portfolio of common stocks, bonds and cash equivalents, the proportions of which will vary based upon Fund management's  assessment  of  the  relative  values  of  each  investment  under prevailing market conditions. The value of the Units of the Trusts will fluctuate with fluctuations in the value of the underlying Securities in the portfolio of each Trust. Therefore, Unit Holders who sell their Units prior to termination of the Trusts may receive more or less than their original purchase price upon sale. The allocation between the Treasury Obligations and the Fund Shares would seek to assure that an investor purchasing Units in a Trust at inception would at least receive back the original unit purchase price at the termination of that Trust from the maturity value of the Treasury Obligations. The Sponsor cannot give assurance that the Trusts' objectives can be achieved. There are certain risks inherent in an investment in the Fund Shares and Treasury Obligations. See "Special Risk Considerations" in Part A and "Risk Factors" in Part B of this Prospectus. Units of the Trusts may be suited for purchase by IRAs, self-employed retirement plans (formerly Keogh Plans), pension, profit-sharing and other qualified retirement plans. Investors considering participation in any such plan should review specific tax laws and pending legislation related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. (See "Retirement Plans" and "Tax Status" in Part B of this Prospectus.)

         This Prospectus consists of two parts. Part A contains a Summary of Essential Information for each Trust including descriptive material relating to each Trust, the Statements of Condition of the Trusts and the Portfolio of each Trust. Part B contains general information about the Trusts. Part A may not be distributed unless accompanied by Part B.

         QUILTS is not a deposit or other obligation of, or guaranteed by, a depository institution. QUILTS is not insured by the FDIC and is subject to investment risks, including possible loss of the principal amount invested.



         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES CORPORATION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        PROSPECTUS PART A DATED MARCH __,
                 1996 Please read and retain both parts of this
                        Prospectus for future reference.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                                          330608.2

                                                           QUILTS
                                                  Opportunity Trust - 2001

         SUMMARY OF ESSENTIAL INFORMATION AS OF MARCH __, 1996 (The business day prior to the initial Date of Deposit. The initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee was made.)

CUSIP#:                                                            Evaluation Time:  4:00 P.M. New York Time.
Sponsor: OCC Distributors                                          Minimum Purchase: 1,000 Units
Date of Deposit: March __, 1996                                    Minimum Principal Distribution:  $1.00 per 1,000 Units.
Aggregate Value                                                    Liquidation Period:  Beginning 60 days prior to the
    of Securities:..........................................$___   Mandatory Termination Date.
Number of Units: (The number of Units will be                      Minimum Value of Trust: The Trust may be terminated if
    increased as the Sponsor deposits additional                   the value of the Trust is less than 40% of the aggregate
    Securities into the Trust.)..............................___   of the Securities at the completion of the Deposit period.
Fractional Undivided Interest in Trust                             Mandatory Termination Date:  The earlier of __________,
    per 1,000 Units:.....................................  1/___   2001 or the disposition of the last Security in the Trust.
Public Offering Price:                                             Trustee:  The Chase Manhattan Bank (National
    Aggregate Value of Securities                                  Association).
       in Trust.............................................$___   Trustee's Annual Fee(3) and Estimated Expenses:  $___
    Divided By _____ Units multiplied                              per 1,000 Units outstanding.
       by 1,000.............................................$___   Evaluator:  Kenny S&P Evaluation Services
    Plus Sales Charge of 3.75% of Public Offering                  Evaluator's Fee For Each Evaluation of Treasury
       Price................................................$___   Obligations:  [$5.00] per evaluation.
    Public Offering Price per 1,000 Units(1)................$___   Estimated Organizational Expenses:(4)  $ ___ per 1,000
Redemption Price per 1,000 Units............................$___   Units.
Sponsor's Repurchase Price and Redemption                          Record Date(5):  15th day of           , annually.
       Price per 1,000 Units:(2)............................$___   Dividend Payment Date(4):  Last day of            , annually.
Excess of Public Offering Price Over
    Redemption Price per 1,000 Units: ......................$___
Excess of Sponsor's Initial Repurchase Price
    Over Redemption Price per 1,000 Units:..................$___





(1) On the Initial Date of Deposit there will be no cash in the Income or Capital Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

(2) Any redemptions of over _______ Units may, upon request of redeeming Unit Holders to the Trustee, be made in kind. The Trustee will forward the distributed securities to the Unit Holder's bank or broker-dealer account at the Depository Trust Company in book-entry form. See "Liquidity - Trustee Redemption" in Part B.

(3) Any Rule 12b-1 fees paid by the Fund's distributor to the Trustee for performing servicing functions with respect to the Fund Shares will be used to reduce directly the expenses and fees otherwise payable by the Trust to the Trustee.

(4) Although historically the sponsors of unit investment trusts ("UITs") have paid all the costs of establishing UIT, this Trust (and therefore the Unit Holders) will bear all or a portion of its organizational costs. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; and the initial audit of the Trust. Total organizational expenses will be amortized over a five year period. See "Trust Expenses and Changes" in Part B.

(5) The first distribution will be made on , 1996 (the "First Payment Date") to all Unit Holders of record on 15, 1996 (the "First Record Date").


                                                           A-2
                                                          330608.2

                                     QUILTS
                            Opportunity Trust - 2007

    SUMMARY OF ESSENTIAL INFORMATION AS OF MARCH __, 1996 (The business day prior to the initial Date of Deposit. The initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee was made.)

CUSIP#:                                                            Evaluation Time:  4:00 P.M. New York Time.
Sponsor: OCC Distributors                                          Minimum Purchase: 1,000 Units
Date of Deposit: March __, 1996                                    Minimum Principal Distribution:  $1.00 per 1,000 Units.
Aggregate Value                                                    Liquidation Period:  Beginning 60 days prior to the
    of Securities:..........................................$___   Mandatory Termination Date.
Number of Units: (The number of Units will be                      Minimum Value of Trust: The Trust may be terminated if
    increased as the Sponsor deposits additional                   the value of the Trust is less than 40% of the aggregate
    Securities into the Trust.)..............................___   of the Securities at the completion of the Deposit period.
Fractional Undivided Interest in Trust                             Mandatory Termination Date:  The earlier of __________,
    per 1,000 Units:...................................... 1/___   2007 or the disposition of the last Security in the Trust.
Public Offering Price:                                             Trustee:  The Chase Manhattan Bank (National
    Aggregate Value of Securities                                  Association).
       in Trust.............................................$___   Trustee's Annual Fee(3) and Estimated Expenses:  $___
    Divided By _____ Units multiplied                              per 1,000 Units outstanding.
       by 1,000.............................................$___   Evaluator:  Kenny S&P Evaluation Services
    Plus Sales Charge of 4.75% of Public Offering                  Evaluator's Fee For Each Evaluation of Treasury
       Price................................................$___   Obligations:  [$5.00] per evaluation.
    Public Offering Price per 1,000 Units(1)................$___   Estimated Organizational Expenses:(4)  $ ___ per 1,000
Redemption Price per 1,000 Units............................$___   Units.
Sponsor's Repurchase Price and Redemption                          Record Date(5):  15th day of           , annually.
       Price per 1,000 Units:(2)............................$___   Dividend Payment Date(4):  Last day of            , annually.
Excess of Public Offering Price Over
    Redemption Price per 1,000 Units: ......................$___
Excess of Sponsor's Initial Repurchase Price
    Over Redemption Price per 1,000 Units:..................$___





(1) On the Initial Date of Deposit there will be no cash in the Income or Capital Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

(2) Any redemptions of over _______ Units may, upon request of redeeming Unit Holders to the Trustee, be made in kind. The Trustee will forward the distributed securities to the Unit Holder's bank or broker-dealer account at the Depository Trust Company in book-entry form. See "Liquidity - Trustee Redemption" in Part B.

(3) Any Rule 12b-1 fees paid by the Fund's distributor to the Trustee for performing servicing functions with respect to the Fund Shares will be used to reduce directly the expenses and fees otherwise payable by the Trust to the Trustee.

(4) Although historically the sponsors of unit investment trusts ("UITs") have paid all the costs of establishing UIT, this Trust (and therefore the Unit Holders) will bear all or a portion of its organizational costs. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; and the initial audit of the Trust. Total organizational expenses will be amortized over a five year period. See "Trust Expenses and Changes" in Part B.

(5) The first distribution will be made on , 1996 (the "First Payment Date") to all Unit Holders of record on 15, 1996 (the "First Record Date").


                                                           A-3
                                                          330608.2

                                    QUALIFIED
                       UNIT INVESTMENT LIQUID TRUST SERIES

                                   ("QUILTS")

                                   THE TRUSTS

                  QUILTS consists of two separate unit investment trusts designated QUILTS Opportunity Trust - 2001 (the "2001 Trust") and QUILTS Opportunity Trust - 2007 (the "2007 Trust") (collectively, the "Trusts"). The Trusts were created under the laws of the State of New York by a Trust Indenture and Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, between OCC Distributors, as sponsor (the "Sponsor"), The Chase Manhattan Bank (National Association), as trustee (the "Trustee") and Kenny S&P Evaluation
Services, as Evaluator. The Trusts consist of stripped United States Treasury issued notes or bonds bearing no current interest (the "Treasury Obligations") and Class A shares (the "Fund Shares") of the Oppenheimer Quest Opportunity Value Fund (the "Fund"), a diversified, open-end management investment company, or contracts and funds for the purchase thereof (the Treasury Obligations and Fund Shares, collectively, the "Securities"). The 2001 Trust contains Treasury Obligations maturing approximately five years and the 2007 Trust contains Treasury Obligations maturing approximately eleven years from the Date of Deposit.

                  Objectives. The objectives of each Trust are to attempt to obtain safety of capital through investment in Treasury Obligations and to attempt to provide for capital appreciation through investment in shares of the Fund. The Fund seeks growth of capital over time through investments in a diversified portfolio of common stocks, bonds and cash equivalents, the proportions of which will vary based upon Fund management's assessment of the relative values of each investment under prevailing market conditions. While the Fund may offer its shareholders an ability to reinvest distributions that are payable to such shareholders, each Trust will elect to receive all distributions declared by the Fund in cash. There is, of course, no assurance that the Trusts' objectives will be achieved.

                  Each Trust is structured to contain a sufficient amount of Treasury Obligations to insure that an initial investor will receive, at the maturity of the Trust, $___ per 1,000 Units. On the initial Date of Deposit, the Public Offering Price, including the sales charge, will be approximately $___ per 1,000 Units and consequently, Unit Holders purchasing Units on such date can anticipate realizing proceeds at maturity of the Treasury Obligations greater than their initial investment of approximately $___ per 1,000 Units. However, an investor holding his Units to a Trust maturity may suffer a loss to the extent the investor's purchase cost of a Unit exceeds $____ since the capital protection is limited to the aggregate maturity value per Unit of Treasury Obligations. An investor who sells his Units prior to a Trust maturity, or all investors if that Trust is terminated before the Treasury Obligations mature, may suffer a loss to the extent that the price he receives upon the sale or redemption of his Units is less than the purchase price of his Units. The price paid for a Unit may differ from that set forth herein due to changes in the value of the Securities in the portfolio subsequent to the Date of Deposit. There is no assurance that a purchaser of Units on the date of the Prospectus or subsequent to such date will receive, upon termination, his purchase price per Unit. [The Fund has not been structured to generate dividends and therefore dividend distributions by the Trusts are likely to be insignificant. The maximization of dividend income is not an objective of the Trust.] The Trusts are "concentrated" in Fund Shares, so investors should be aware that the potential for capital appreciation is directly related to the investment performance of the Fund itself. There are certain risks inherent in an investment in a portfolio of Fund Shares and Treasury Obligations. See "Risk Factors" in this Part A and "Risk Factors" in Part B. The 2001 Trust will terminate approximately five years and the 2007 Trust will terminate approximately eleven years after the initial Date of Deposit. All of the
Securities are represented by the Sponsor's contracts to purchase such Securities, which are expected to settle on or about ____________.

                                                           A-4
                                                          330608.2

                  Portfolio Summary. $_________ face amount of Treasury Securities maturing on ______________ and __________ Fund Shares were held in the 2001 Trust on the initial Date of Deposit. The Treasury Obligations and the Fund Shares represent 75% and 25%, respectively, of the total of the aggregate offering side evaluation of Treasury Obligations and the aggregate value of Fund Shares in the 2001 Trust on the initial Date of Deposit. $_________ face amount of Treasury Securities maturing on ______________ and __________ Fund Shares were held in the 2007 Trust on the initial Date of Deposit. The Treasury Obligations and the Fund Shares each represent 50% of the total of the aggregate offering side evaluation of Treasury Obligations and the aggregate value of Fund Shares in the 2007 Trust on the initial Date of Deposit.

                  With the deposit of the Securities in the Trusts on the initial Date of Deposit, the Sponsor established a proportionate relationship between the maturity amounts of Treasury Obligations and the number of Fund Shares in each of the Trusts. During the 90 days subsequent to the initial Date of Deposit, the Sponsor may, but is not obligated to, deposit from time to time additional Securities in the Trusts ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, maintaining to the extent practicable the original proportionate relationship between the maturity amount of Treasury Obligations and the number of Fund Shares in the portfolio of each of the Trusts immediately prior to such deposit, thereby creating additional Units which will be offered to the public by means of this Prospectus. These additional Units will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship between the Fund Shares and Treasury Obligations in the portfolio of each of the Trusts on the initial Date of Deposit with the deposit of Additional Securities, because of, among other reasons, purchase requirements, changes in prices, or the unavailability of Securities. Deposits of Additional Securities in either Trust subsequent to the 90-day period following the initial Date of Deposit must replicate exactly the proportionate relationship between the Fund Shares and Treasury Obligations in such Trust Portfolio at the end of the initial 90-day period. The number and identity of Securities in the Trusts will be adjusted to reflect the disposition of Securities and/or the distribution with respect to such Securities or the reinvestment of the proceeds distributed to Unit Holders. The portfolio of the Trusts may change slightly based on such disposition and reinvestment. Securities received in exchange for Securities will be similarly treated. Substitute Treasury Obligations may be acquired under specified conditions when Treasury Obligations originally deposited in the Trusts are unavailable (see "The Trusts----Substitution of Securities" in Part B). As additional Units are issued by the Trusts as a result of the deposit of Additional Securities by the Sponsor, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each unit will be decreased. As of the Date of Deposit, Units in each of the Trusts represent an undivided interest in the principal and net income of the Trusts in the ratio of one hundred Units for the indicated initial aggregate value of Securities in Trusts on the initial Date of Deposit as is set forth in the Summary of Essential Information. (See "The Trusts----Organization" in Part B.) (For the specific number of Units in the Trusts as of the Initial Date of Deposit, see "Summary of Essential Information" for each Trust in this Part A.)

                  The Sponsor does not act as an underwriter, manager or co-manager of a public offering of the securities of any issuer in the portfolio of either of the Trusts.

THE FUND

                  The Fund's portfolio will normally be invested primarily in common stocks and securities convertible into common stock. During periods when common stocks appear to be overvalued and when value differentials are such that fixed-income obligations appear to present meaningful capital growth opportunities relative to common stocks or pending investment in securities with capital growth

                                                           A-5
                                                          330608.2
opportunities, up to 50% or more of the Fund's assets may be invested in bonds and other fixed-income obligations. This may include cash equivalents which do not generate capital appreciation. The bonds in which the Fund invests will be limited to U.S. government obligations, mortgage-backed securities, investment-grade corporate debt obligations and unrated obligations, including those of foreign issuers, which Fund management believes to be of comparable quality. The Fund's subadvisor is OpCap Advisors, an affiliate of the Sponsor. (See "The Trusts-- Oppenheimer Quest Opportunity Value Fund" in Part B of this Prospectus.)

RISK FACTORS

                  Investors should be aware of the risks which an investment in Units of the Trusts may entail. During the life of the Trusts, the value of the portfolio Securities and hence the Units may fluctuate and therefore the Public Offering Price and Redemption Price per Unit may be more or less than the price paid by the investor. The Trusts are "concentrated" in Fund Shares and investors should be aware that the potential for capital appreciation is directly related to the investment performance of the Fund itself. In addition, the value of the Treasury Obligations will fluctuate inversely with changes in interest rates and the value of Fund Shares will vary as the value of the underlying portfolio securities of the Fund increases or decreases. The Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than securities of comparable quality which make periodic interest payments. See "The Trusts----Stripped U.S. Treasury Obligations." Although the Trusts are structured to return to an initial Unit Holder his or her purchase cost of a Unit through the distribution of the Treasury Obligations maturity value on the mandatory termination date of each Trust, an investor will have included the accrual of original issue discount on such Treasury Obligations in income for Federal income tax purposes and will have paid Federal income tax on such accrual. An investor holding his or her Units to a Trust maturity may suffer a loss to the extent the investor's purchase cost of a Unit exceeds $____ since the capital protection is limited to the aggregate maturity value per Unit of Treasury Obligations. Similarly, an investor who sells his or her Units prior to a Trust maturity, or all investors if the Trust is terminated before the Treasury Obligations mature, may suffer a loss to the extent that the price he or she receives upon the sale or redemption of his or her Units is less than the purchase price of his or her Units.

                  In connection with the deposit of Additional Securities subsequent to the Initial Date of Deposit, if cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities, to the extent the price of a Security increases or decreases between the deposit and the time the Security is purchased, Units may represent less or more of that Security and more or less of the other Securities in the Trusts.

                  The Sponsor cannot give any assurance that the business and investment objectives of the issuers of the Securities will correspond with or in any way meet the limited term objectives of the Trust. (See "Risk Factors" in Part B of this Prospectus).

PUBLIC OFFERING PRICE

                  The Public Offering Price of each Unit of each of the Trusts is equal to the aggregate offering side evaluation during the initial offering period, and the aggregate bid side evaluation thereafter, of the underlying Treasury Obligations, and the net asset value of the Fund Shares (excluding any sales charge) divided by the number of Units outstanding plus a sales charge of
(a) 3.75% of the Public Offering Price or 3.8% of the net amount invested in Securities per 1,000 Units of the 2001 Trust and (b) 4.75% of the Public Offering Price or 4.987% of the net amount invested in Securities per 1,000 Units of the 2007 Trust. (See "Summary of Essential Information.") Any cash held by the Trust will be added to the Public Offering Price. For additional information regarding the Public Offering Price, the description of dividend and principal distributions, repurchase and redemption

                                                           A-6
                                                          330608.2
of Units and other essential information regarding the Trusts, see the "Summary of Essential Information" for each of the Trusts herein. During the initial offering period orders involving at least ________ Units or $________ will be entitled to a volume discount from the Public Offering Price. The Public
Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities. (See "Public Offering" in Part B.) The price of a single Unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 1,000 Units by 1,000 and multiplying by the number of Units.

DISTRIBUTIONS

                  Distributions of net income (other than amortized discount) and long-term capital gains distributions received in respect to any of the Securities by each of the Trust will be made by the Trusts annually. The first dividend distributions will be made on the First Distribution Date to all Unit Holders of record on the First Record Date and thereafter distributions will be made annually on the 31st day of [December]. (See "Rights of Unit
Holders----Distributions" in Part B. For the specific dates representing the First Distribution Date and the First Record Date, see "Summary of Essential Information.") Unit Holders may elect to automatically reinvest distributions (other than the final distribution in connection with the termination of a Trust) in Fund Shares (if the Fund Shares are registered in the Unit Holder's state of residence) at such share's net asset value which shares will be subject to Rule 12b-1 expenses. (See "Rights of Unit Holders - Reinvestment" in Part B.) Although Unit Holders will be required to include in income amounts of original issue discount that have accrued during the taxable year on the Treasury Obligations, no income will be currently distributed to the Unit Holders. (See "Tax Status" in Part B.)

MARKET FOR UNITS

                  The Sponsor, although not obligated to do so, intends to maintain a secondary market for the Units of each of the Trusts after the initial public offering has been completed. The secondary market repurchase price will be based on the market value of the Securities in the portfolio of each of the Trusts. (See "Liquidity -- Sponsor Repurchase" for a description on how the secondary market repurchase price will be determined.) If a market is not maintained a Unit Holder will be able to redeem his or her Units with the Trustee (See Liquidity -- Trustee Redemption" in Part B). The principal trading market for certain other Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of each of the Trusts or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION

                  During the 60 day period prior to the Mandatory Termination Date (approximately five years and eleven years after the initial Date of Deposit for the 2001 Trust and 2007 Trust, respectively) (the "Liquidation Period"), Securities will begin to be sold in connection with the termination of the Trusts and all Securities will be sold or distributed by the Mandatory Termination Date. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trusts. The Sponsor may receive brokerage commissions from the Trust in connection with such sales in accordance with applicable law. The Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Unit Holders may elect one of the three options in receiving their terminating distributions. Unit Holders may elect: (1) to receive their pro rata share of the underlying

                                                           A-7
                                                          330608.2

Securities in kind, if they own at least _______ Units, (2) to receive cash upon the liquidation of their pro rata share of the underlying Securities, or (3) to invest the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered) at a reduced sales charge. Any election made by a Unit Holder may result in the current taxation of all or a portion of the gain, if any, realized by a Unit Holder upon the receipt of the terminating distribution. See "Trust Administration--Trust Termination" in Part B for a description of how to select a termination distribution option.

                  The Sponsor will attempt to sell the Securities as quickly as it can during the Liquidation Period without, in its judgment, materially adversely affecting the market price of the Securities, but all of the Securities will in any event be disposed of by the end of the Liquidation Period. The Sponsor does not anticipate that the period will be longer than 60 days, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

                  During the Liquidation Period, Unit Holders who have not chosen to receive distributions-in-kind will be at risk to the extent that Fund Shares are not sold; for this reason the Sponsor will be inclined to sell the Securities in as short a period as they can without materially adversely affecting the price of the Securities. Fund Shares, as more fully described in the prospectus for the Fund, will be redeemed through certain broker-dealers and the Fund's transfer agent at the net asset value next computed after the redemption request is received. Unit Holders should consult their own tax advisers in this regard.

                                                           A-8
                                                          330608.2

                          INDEPENDENT AUDITORS' REPORT

The Sponsor, Trustee, and Unit Holders of
Qualified Unit Investment Liquid Trust Series ("QUILTS")
Opportunity Trust - 2001 and
Opportunity Trust - 2007


                  We have audited the accompanying Statements of Condition and Portfolios of Qualified Unit Investment Liquid Trust Series ("QUILTS") Opportunity Trust - 2001 and Opportunity Trust - 2007 as of March __, 1996. These statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on the Statements of Condition and Portfolios based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Condition and Portfolios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements of Condition and Portfolios. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The irrevocable letters of credit deposited in connection with the securities owned as of March __, 1996, pursuant to contracts to purchase, as shown in the Statements of Condition and Portfolios, was confirmed to us by The Chase Manhattan Bank (National Association), the Trustee.

                  In our opinion, the accompanying Statements of Condition and Portfolios present fairly, in all material respects, the financial position of QUILTS Opportunity Trust - 2001 and Opportunity Trust - 2007 as of March __, 1996 in conformity with generally accepted accounting principles.





BDO SEIDMAN, LLP
New York, New York
March __, 1996


                                                           A-9
                                                          330608.2

                                     QUILTS

                                OPPORTUNITY TRUST

                             STATEMENT OF CONDITION
                       AS OF DATE OF DEPOSIT, MARCH , 1996

                                 TRUST PROPERTY




                                                                                                 2001              2007
                                                                                                 TRUST             TRUST

        Investment in Securities--Sponsor's Contracts to Purchase
            Underlying Securities Backed by Letter of Credit (1)................                $               $
        Organizational Costs(2).................................................
        Total.........................................................                          $               $
                                                                                                ==========      =========


                                                      INTEREST OF UNIT HOLDERS

        Liabilities:  Accrued Liability(2)......................................                $               $
        Interest of Unit Holders-- Units of Fractional
        Undivided Interest Outstanding
            Cost to Unit Holders(3).............................................
            Less-Gross Underwriting Commissions(4)..............................
            Net Amount Applicable to Unit Holders...............................
            Total...............................................................                 $               $
                                                                                                 =========       =========



(1) Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Evaluator on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on March ___, 1996. Irrevocable letters of credit issued by ________________________ in an aggregate amount of $ have been deposited with the Trustee to cover the purchase of $ of Securities pursuant to contracts to purchase such Securities.
(2) Organizational costs incurred by the Trusts have been deferred and will be amortized over a five year period. The Trusts will reimburse the Sponsor for actual organizational costs incurred. To the extent the Trust is larger or smaller, the actual dollar amount reimbursed may vary.

(3) Aggregate public offering price computed on Units of QUILTS Opportunity Trust - 2001 and on Units of QUILTS Opportunity Trust 2007 on the basis set forth under "Public Offering--Offering Price" in Part B.

(4) Sales charge of 3.75% computed on Units of QUILTS Opportunity Trust - 2001 and 4.75% computed on Units of QUILTS Opportunity Trust - 2007 on the basis set forth under "Public Offering Price" in Part B.

                                                           A-10
                                                          330608.2

                                                      QUILTS

                                             Opportunity Trust - 2001

                                                     PORTFOLIO
                                               AS OF MARCH __, 1996


                                                             Percentage          Cost of
 Portfolio      Name of Issuer and Title of Securities           of            Securities
    No.         Represented by Contracts to Purchase(1)       Fund (2)        to Trust (3)
-----------   ------------------------------------------   --------------   --------------
                                                                        %   $

                                                                     100%   $



                                              FOOTNOTES TO PORTFOLIO

(1) The Treasury Obligations have been purchased at a discount from the maturity value because there is no stated interest income thereon (such securities are often referred to as zero coupon securities). Over the life of the Treasury Obligations such discount accrues and upon maturity thereof the holder receives 100% of the Treasury Obligation maturity amount. The Fund Shares have been valued at their net asset value as of the Evaluation Time on the day prior to the Date of Deposit. The Fund's investment adviser is Quest for Value Advisors. All Securities are represented by contracts to purchase such Securities. Forward contracts to purchase the Securities were entered into from ____________________ to ___________________. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be ___________________.

(2) Offering prices of Treasury Obligations are determined by the Evaluator on the basis stated under "Public Offering Price" herein. The offering side evaluation is greater than the current bid side evaluation of the Treasury Obligations, which is the basis on which Redemption Price per Unit is determined (see "Liquidity--Trustee Redemption" in Part B of this Prospectus). The aggregate value of the Treasury Obligations based on the bid side evaluation of the Treasury Obligations on the day prior to the Date of Deposit was $________ (which is $_____ lower than the aggregate cost of the Treasury Obligations to the Trust based on the offering side evaluation). The profit to Sponsor on deposit totals $_____.


                                                           A-11
                                                          330608.2

                                                      QUILTS

                                             Opportunity Trust - 2007

                                                     PORTFOLIO
                                               AS OF MARCH __, 1996


                                                             Percentage          Cost of
 Portfolio      Name of Issuer and Title of Securities           of            Securities
    No.         Represented by Contracts to Purchase(1)       Fund (2)        to Trust (3)
-----------   ------------------------------------------   --------------   --------------
                                                                        %   $

                                                                     100%   $



                                              FOOTNOTES TO PORTFOLIO

(1) The Treasury Obligations have been purchased at a discount from the maturity value because there is no stated interest income thereon (such securities are often referred to as zero coupon securities). Over the life of the Treasury Obligations such discount accrues and upon maturity thereof the holder receives 100% of the Treasury Obligation maturity amount. The Fund Shares have been valued at their net asset value as of the Evaluation Time on the day prior to the Date of Deposit. The Fund's investment adviser is Quest for Value Advisors. All Securities are represented by contracts to purchase such Securities. Forward contracts to purchase the Securities were entered into from ____________________ to ___________________. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be ___________________.

(2) Offering prices of Treasury Obligations are determined by the Evaluator on the basis stated under "Public Offering Price" herein. The offering side evaluation is greater than the current bid side evaluation of the Treasury Obligations, which is the basis on which Redemption Price per Unit is determined (see "Liquidity--Trustee Redemption" in Part B of this Prospectus). The aggregate value of the Treasury Obligations based on the bid side evaluation of the Treasury Obligations on the day prior to the Date of Deposit was $________ (which is $_____ lower than the aggregate cost of the Treasury Obligations to the Trust based on the offering side evaluation). The profit to Sponsor on deposit totals $_____.


                                                           A-12
                                                          330608.2

                             UNDERWRITING SYNDICATES


                  The names and addresses of the Underwriters of the Units and their participation in the offering of QUILTS Opportunity Trust are as follows:


              Name and Address           2001 Trust            2007 Trust
              ================           ==========            ==========

Sponsor
OCC Distributors
World Financial Center
200 Liberty Street
New York, NY 10281

Underwriters




                                                          330608.2

                                PROSPECTUS PART B
  Part B of this Prospectus may not be Distributed unless Accompanied by Part A

            QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES ("QUILTS")

                            OPPORTUNITY TRUST - 2001
                            OPPORTUNITY TRUST - 2007


THE TRUSTS

                  Organization. "QUILTS" is comprised of two separate "unit investment trusts" designated as set forth above in Part A. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement") dated the Date of Deposit between OCC Distributors, as Sponsor, and The Chase Manhattan Bank (National Association), as Trustee and Kenny S&P Evaluation Services, as Evaluator.

                  On the initial Date of Deposit, the Sponsor deposited with the Trustee stripped United States Treasury issued notes or bonds paying no current return (the "Treasury Obligations") and Class A shares of the Oppenheimer Quest Opportunity Value Fund, a diversified, open-end Management Investment Company (the "Fund Shares") including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor certificates of beneficial interest (the "Certificates") evidencing the ownership of all Units of the Trust. Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract ("Substitute Securities"). See "The Trusts----Substitution of Securities." The Sponsor may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unit Holders. (See "Trust Administration--Portfolio Supervision.")

                  As of the day prior to the initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities of the Trust in the ratio of one hundred Units for the indicated amount of the aggregate market value of the Securities initially deposited in the Trusts as is set forth in the "Summary of Essential Information" for each of the Trusts. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unit Holders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

                  With the deposit of the Securities in the Trusts on the initial Date of Deposit, the Sponsor established a proportionate relationship between the maturity amounts of Treasury Obligations and the number of Fund Shares in the Portfolio. During the 90 days subsequent to the initial Date of Deposit, the Sponsor may deposit additional Securities in the Trusts that are substantially similar to the Securities already deposited in each of the Trusts ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship between the Securities in the portfolio of each of the Trusts on the initial Date of Deposit. These additional Units will each represent, to the extent practicable, an

                                                          330608.2
undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship between the Treasury Obligations and the Fund Shares deposited on the initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. Deposits of Additional Securities in the Trust subsequent to the 90-day period following the initial Date of Deposit must replicate exactly the proportionate relationship between the Treasury Obligations and the Fund Shares in the Portfolio of each of the Trusts at the end of the initial 90-day period. The number and identity of Securities in the Trust will be adjusted to reflect the disposition of Securities and/or the receipt of a distribution with respect to shares or the reinvestment of the proceeds distributed to Unit Holders. The portfolio of the Trusts may change slightly based on such disposition and reinvestment. Securities received in exchange for Securities will be similarly treated. Substitute Treasury Obligations may be acquired under specified conditions when Treasury Obligations originally deposited in the Trust are unavailable (see "The Trusts----Substitution of Securities"). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering----Distribution of Units") resulting in a potential increase in the number of Units outstanding. As additional Units are issued by the Trusts as a result of the deposit of Additional Securities, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.

                  Objectives. The objectives of the Trusts are to seek to achieve safety of capital and to attempt to provide capital appreciation. In addition, it is the Trusts' objective to achieve growth in income with the growth in capital. The Trusts seek to achieve these objectives by investing primarily in a portfolio of stripped United States Treasury issued notes or bonds paying no current interest and shares of the Oppenheimer Quest Opportunity Value Fund, a diversified, open-end Management Investment Company. The Fund seeks growth of capital over time through investments in a diversified portfolio of common stocks, bonds and cash equivalents, the proportions of which will vary based upon Fund management's assessment of the relative values of each investment under prevailing market conditions. The allocation between the Treasury Obligations and the Fund Shares would seek to assure that an investor purchasing units in each Trust at inception would at least receive back the original unit purchase price at the termination of the Trusts from the maturity value of the Treasury Obligations. There can be no assurance that the Trusts' investment objectives can be achieved.

                  Portfolio. The Trusts consist of those Securities listed in the "Portfolio" for each of the Trusts in Part A (or contracts to purchase such Securities together with an irrevocable letter or letters of credit for the purchase of such contracts) and Additional Securities deposited upon the creation of additional Units as set forth above and Substitute Securities acquired by the Trusts as long as such Securities may continue to be held from time to time in the Trusts together with uninvested cash realized from the disposition of Securities. Because certain of the Securities from time to time may be sold under certain circumstances, as described (see "Trust Administration"), no assurance can be given that either of the Trusts will retain for any length of time its present size and composition. The Trustee has not participated and will not participate in the selection of Securities for the Trusts, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

                  In selecting Treasury Obligations for the Trusts, the Sponsor normally will consider the following factors, among others: (i) the prices and yields of such securities and (ii) the maturities of such securities. In selecting the Fund Shares for deposit in the Trusts, the following factors, among others, were considered by the Sponsor: (i) the historical performance of the Fund and (ii) the nature of the underlying Fund portfolio.





                                                      B-2
                                                          330608.2

                  Stripped U.S. Treasury Obligations

                  The Treasury Obligations in the portfolio consist of United States Treasury Obligations which have been stripped by the United States Treasury of their unmatured interest coupons or such stripped coupons or receipts or certificates evidencing such obligations or coupons. The obligor with respect to the Treasury Obligations is the United States Government. Such Treasury Obligations may include certificates that represent rights to receive the payments that comprise a U.S. Government bond.

                  Stripped U.S. Treasury bonds evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. The Treasury Obligations can be purchased at a deep discount because the buyer receives only the right to receive one fixed payment at a specific date in the future and does not receive any periodic interest payments. The effect of owning deep discount obligations which do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the discount obligations. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest on a current basis. Investors should be aware that income in respect of the accrual of original issue discount on the Treasury Obligations, although not distributed on a current basis, will be includable by a Unit Holder as income and will be subject to income tax on a current basis at ordinary income tax rates (see "Tax Status").

                  Oppenheimer Quest Opportunity Value Fund

                  The following disclosure concerning the Fund and its affiliates has been derived from the prospectus of the Oppenheimer Quest Opportunity Value Fund. While the Sponsor has not independently verified its information, it has no reason to believe that such information is not correct in all material respects. No representation is made herein as to the accuracy or adequacy of such information.

                  The Portfolio contains Class A shares of the Oppenheimer Quest Opportunity Value Fund. On October 31, 1995, the net assets of the Fund were $634,511,114. The average net assets for the year ended October 31, 1995 for Class A shares of the Fund were $251,625,672. The Fund has retained an investment adviser, OpCap Advisors (herein referred to as the "Adviser").

                  Objective. The Fund seeks growth of capital over time through investments in a diversified portfolio of common stocks, bonds and cash equivalents, the proportions of which will vary based upon Fund management's assessment of the relative values of each investment under prevailing market conditions.

                  Portfolio. The Fund's portfolio will normally be invested primarily in common stocks and securities convertible into common stock During periods when common stocks appear to be overvalued and when value differentials are such that fixed-income obligations appear to present meaningful capital growth opportunities relative to common stocks or pending investments in securities with capital growth opportunities, up to 50% or more of the Fund's assets may be invested in bonds and other fixed-income obligations. This may include cash equivalents which do not generate capital appreciation. The bonds in which the Fund invests will be limited to U.S. government obligations, mortgage-backed securities, investment-grade corporate debt obligations and unrated obligations, including those of foreign issuers, which Fund management believes to be of comparable quality. To provide liquidity for

                                                      B-3
                                                          330608.2
the purchase of new instruments and to effect redemptions of shares, the Fund typically invests a part of its assets in various types of U.S. government securities and high quality, short-term debt securities with remaining maturities of one year or less such as government obligations, certificates of deposit, bankers' acceptances, commercial paper, short-term corporate securities and repurchase agreements ("money market instruments"). For temporary defensive purposes, the Fund may invest up to 100% of its assets in such securities. At any time that the Fund for temporary defensive purposes invests in such securities, to the extent of such investments, it is not pursuing its investment objectives.

                  Except as indicated, the investment objectives and policies described above are fundamental and may not be changed without a vote of the shareholders.

                  General Information Regarding the Fund. Shown below for the periods indicated are per share income and capital changes for a share of capital stock outstanding ("per share information") of the Fund.


                                                                                                                         Year
                                                     Year      Year       Year      Year       Year        Year          ended
                                                    ended      ended     ended     ended      ended       ended        1/1/89(5)-
                                                   10/31/95  10/31/94   10/31/93  10/31/92   10/31/91    10/31/90       10/31/89

Per Share Operating Data:
Net asset value: Start of period...................   $19.69     $18.71    $16.73    $14.29      $9.74        $11.59      $10.00(2)
Income (loss) from investment operations:
Net Investment income..............................      .23        .18       .35       .09        .03           .25            .17
Net realized and unrealized gain (loss)
  on investments...................................     5.40       1.35      2.02      2.93       4.78        (1.64)           1.42
                                                        ----       ----      ----      ----       ----        ------           ----
Total income (loss) from investment
  operations.......................................     5.63       1.53      2.37      3.02       4.81        (1.39)           1.59
Dividends and distributions to shareholders:
Dividends from net investment income...............    (.12)      (.33)     (.07)     (.03)      (.23)         (.22)             --
Distribution from net realized gain on investments.    (.61)      (.22)     (.32)     (.55)      (.03)         (.24)             --
                                                       -----      -----     -----     -----      -----         -----         ------
Total dividends and distributions to Shareholders..    (.73)      (.55)     (.39)     (.58)      (.26)         (.46)             --
Net Asset Value: End of period.....................    24.59      19.69     18.71     16.73      14.29          9.74          11.59
Total Return, at Net Asset Value(1)................    29.88      8.41%    14.34%    21.93%     50.44%      (12.62%)         15.90%
Ratios/Supplemental Data:
Net Assets, end of period (in millions)............ $357,240   $163,340  $127,225   $40,563     $8,446        $4,570         $3,868
Ratios to average net assets:                              .
Net investment income (loss).......................    1.02%       .96%     2.69%      .72%    .30%(3)      2.30%(3)    3.75%(3)(4)
Expenses...........................................    1.69%      1.78%     1.83%     2.27%   2.35%(3)      2.00%(3)    1.84%(3)(4)
Portfolio turnover rate............................      21%        42%       24%       32%        88%          206%           103%




(1) Total return shown assumes reinvestment of all dividends and distributions but does not reflect deductions for sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year.
(2)   Offering Price.
(3) During the periods noted the former advisor voluntarily waived all or a portion of its fees and assumed some operating expenses of the Fund. Without such waivers and assumptions, the ratios of net operating expenses to average net assets and the ratios of net investment income to average net assets would have been 3.33% and (.68%) for the year ended 10/31/91,
      3.69%  and  .61%  for  the  year  ended  10/31/90,   and  5.32%  and  .27%
      (annualized) for the period 1/1/89 (commencement of operations) to 10/31/89.
(4)   Annualized.
(5)   Commencement of Operations.


                                                      B-4
                                                          330608.2

                  Risk Factors. The information provided below describes risks associated with an investment in the Fund Shares:

                  Equity  Securities  There  are two  types  of  risk  generally associated with owning equity securities: market risk and financial risk. Market risk is the risk associated with the movement of the stock market in general. Financial risk is associated with the financial condition and profitability of the underlying company. Smaller capitalization companies may experience higher growth rates and higher failure rates than do larger capitalization companies. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies and, therefore, may disproportionately affect their market price, tending to make them rise more in response to buying demand and fall more in response to selling pressure than is the case with larger capitalization companies.

                  Debt Securities There are two types of risk associated with owning debt securities: interest rate risk and credit risk. Interest rate risk relates to fluctuations in market value arising from changes in interest rates. If interest rates rise, the value of debt securities will normally decline and if interest rates fall, the value of debt securities will normally increase. All debt securities, including U.S. government securities, which are generally considered to be the most creditworthy of all debt obligations, are subject to interest rate risk. Securities with longer maturities generally will have a more pronounced reaction to interest rate changes than shorter term securities.


                  Credit risk relates to the ability of the issuer to make periodic interest payments and ultimately repay principal at maturity. Bonds rated Baa3 by Moody's Investors Service ("Moody's") or BBB-by Standard & Poor's Corporation ("S&P"), which the Fund may acquire, are described by those rating agencies as having speculative elements. If a debt security is rated below investment grade by one rating agency and as investment grade by a different rating agency, the Adviser will make a determination as to the debt security's investment grade quality. For a general description of Moody's and S&P ratings see "Description of Corporate Bond Ratings" herein. The ratings of Moody's and S&P represent their opinions as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market risk of these securities. Therefore, although these ratings may be an initial criterion for selection of such investments, the Adviser also will evaluate these securities and the ability of the issuers of such securities to pay interest and principal.

                  The nature and degree of market and financial risk affecting an investment in the Fund will depend on the relative amounts of the Fund's assets committed to equity, longer-term debt or money market securities at any particular time.

                  Higher portfolio turnover can be expected to result in a higher incidence of short-term capital gains upon which taxes will be payable and will also result in correspondingly higher transaction costs.

                  Additional Risks of Foreign Securities The Fund may purchase foreign securities that are listed on a domestic or foreign securities exchange, traded in domestic or foreign over-the-counter markets or represented by American Depository Receipts ("ADRs"). There is no limit to the amount of such foreign securities the Fund may acquire. Certain factors and risks are presented by investment in foreign securities which are in addition to the usual risks inherent in domestic securities. Foreign companies are not necessarily subject to uniform accounting, auditing and financial reporting standards or other regulatory requirements comparable to those applicable to U.S. companies. Thus, there may

                                                      B-5
                                                          330608.2
be less available information concerning non-U.S. issuers of securities held by the Fund than is available concerning U.S. companies. In addition, with respect to some foreign countries, there is the possibility of nationalization, expropriation or confiscatory taxation; income earned in the foreign nation being subject to taxation, including withholding taxes on interest and dividends (see "Tax Status"), or other taxes imposed with respect to investments in the foreign nation; limitations on the removal of securities, property or other assets of the Fund; difficulties in pursuing legal remedies and obtaining judgments in foreign courts, or political or social instability or diplomatic developments which could affect U.S. investments in those countries.

                  Securities of many non-U.S. companies may be less liquid and their prices more volatile than securities of comparable U.S. companies. Non-U.S. stock exchanges and brokers are generally subject to less governmental supervision and regulation than in the U.S. and commissions on foreign stock exchanges are generally higher than negotiated commissions on U.S. transactions. In addition, there may in certain instances be delays in the settlement of non-U.S. stock exchange transactions. Certain countries restrict foreign investments in their securities markets. These restrictions may limit or preclude investment in certain countries, industries or market sectors, or may increase the cost of investing in securities of particular companies. Purchasing the shares of investment companies which invest in securities of a given country may be the only or the most efficient way to invest in that country. This may require the payment of a premium above the net asset value of such investment companies and the return will be reduced by the operating expenses of those investment companies.

                  A decline in the value of the U.S. dollar against the value of any particular currency will cause an increase in the U.S. dollar value of the Fund's holdings denominated in such currency. Conversely, a decline in the value of any particular currency against the U.S. dollar will cause a decline in the U.S. dollar value of the Fund's holdings of securities denominated in such currency. Some foreign currency values may be volatile and there is the possibility of governmental controls on currency exchange or governmental intervention in currency markets which could adversely affect the Fund. The Fund does not intend to speculate in foreign currency in connection with the purchase or sale of securities on a foreign securities exchange but may enter into foreign currency contracts to hedge its foreign currency exposure. While those transactions may minimize the impact of currency appreciation and depreciation, the Fund will bear a cost for entering into the transaction and such transactions do not protect against a decline in the security's value relative to other securities denominated in that currency.

                  Repurchase Agreement The Fund may acquire securities subject to repurchase agreements. Repurchase agreements involve certain risks. Under a typical repurchase agreement, the Fund acquires a debt security for a relatively short period (usually for one day and very seldom for more than one week) subject to an obligation of the seller to repurchase (and the Fund's obligation to resell) the security at an agreed-upon higher price, thereby establishing a fixed investment return during the holding period. Pending such repurchase, the seller of the instrument maintains securities as collateral equal in market value to the repurchase price.

                  In the event a seller defaulted on its repurchase obligation, the Fund might suffer a loss to the extent that the proceeds from the sale of the collateral were less than the repurchase price. In the event of a seller's bankruptcy, the Fund might be delayed in, or prevented from, selling the collateral for the Fund's benefit. The Fund's Board of Directors has established procedures, which are periodically reviewed by the Board, pursuant to which the Adviser will monitor the creditworthiness of the dealers and banks with which the Fund enters into repurchase agreement transactions.

                  Investment Restrictions And Techniques. The Fund is subject to certain investment restrictions which are fundamental policies changeable only by shareholder vote. The restrictions in (a), (b) and (c) below do not apply to U.S. government securities. The Fund may not: (a) Purchase

                                                      B-6
                                                          330608.2
more than 10% of the voting securities of any one issuer; (b) Purchase more than 10% of any class of security of any issuer, with all outstanding debt securities and all preferred stock of an issuer each being considered as one class; (c) Concentrate its investments in any particular industry, but if deemed appropriate for attaining its investment objective, the Fund may invest up to 25% of its total assets (valued at the time of investment) in any one industry classification used by the Fund for investment purposes (for this purpose, a foreign government is considered an industry). Concentration of investment in securities of one issuer may tend to increase the Fund's financial risk; (d) Borrow money in excess of 10% of the value of the Fund's total assets; the Fund may borrow only from banks and only as a temporary measure for extraordinary or emergency purposes and will make no additional investments while such borrowings exceed 5% of the total assets; (e) Invest more than 10% of the Fund's total assets in illiquid securities, including securities for which there is no readily available market, repurchase agreements which have a maturity of longer than seven days, securities subject to legal or contractual restrictions and certain over-the-counter options; and (f) Invest more than 5% of the Fund's total assets in securities of issuers having a record, together with predecessors, of less than three years of continuous operation. Notwithstanding investment restriction (e) above, the Fund may purchase securities which are not registered under the Securities Act of 1933 ("1933 Act") but which can be sold to "qualified institutional buyers" in accordance with Rule 144A under the 1933 Act. Any such security will not be considered illiquid so long as it is determined by the Board of Directors or the Adviser, acting under guidelines approved and monitored by the Board, which has the ultimate responsibility for any determination regarding liquidity, that an adequate trading market exists for that security. This investment practice could have the effect of increasing the level of illiquidity in the Fund during any period that qualified institutional buyers become uninterested in purchasing these restricted securities. The ability to sell to qualified institutional buyers under Rule 144A is a relatively recent development and it is not possible to predict how this market will develop. The Board will carefully monitor any investments by the Fund in these securities.

                  Loans of Portfolio Securities The Fund may lend portfolio securities if collateral (cash, U.S. Government or agency obligations or letters of credit) securing such loans is maintained daily in an amount at least equal to the market value of the securities loaned and if the Fund does not incur any fees (except transaction fees of the custodian bank) in connection with such loans. The Fund may call the loan at any time on five days' notice and reacquire the loaned securities. The Fund would receive the cash equivalent of the interest or dividends paid by the issuer on the securities loan and would have the right to receive the interest on investment of the cash collateral in short-term debt instruments. A portion of either or both kinds of such interest may be paid to the borrower of such securities. The Fund would continue to retain any voting rights with respect to the securities. The value of the securities loaned, if any, is not expected to exceed 10% of the value of the total assets of the Fund. There is a risk that the borrower of the securities may default and the Fund may have difficulty in reacquiring the loaned securities.

                  When-Issued and Delayed Delivery Securities and Firm Commitments The Fund may purchase securities on a "when-issued" or "delayed delivery" basis or may either purchase or sell securities on a "firm commitment basis", whereby the price is fixed at the time of commitment but delivery and payment may be as much as a month or more later. The underlying securities are subject to market fluctuations and no interest accrues prior to delivery of the securities.

                  Dividends And Distributions. The Fund declares and pays dividends from net investment income on an annual basis following the end of its fiscal year (October 31). The Fund may at times make payments from sources other than income or net capital gains. Payments from such sources would, in effect, represent a return of each shareholder's investment. All or a portion of such payments would not be taxable to shareholders.


                                                      B-7
                                                          330608.2

                  Distributions from net long-term and short-term capital gains, if any, for the Fund normally are declared and paid annually, subsequent to the end of its fiscal year. Short-term capital gains include the gains from the disposition of securities held less than one year, a portion of the premiums from expired put and call options written by the Fund and net gains from closing transactions with respect to such options. If required by tax laws to avoid excise or other taxes, dividends and/or capital gains distributions may be made more frequently.

                  Investment Management Agreement. The Fund is managed by the Manager, Oppenheimer Management Corporation, which supervises the Fund's investment program and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Board of Trustees, under an Investment Advisory Agreement with the Fund which states the Manager's responsibilities. The agreement sets forth the fees paid by the Fund to the Manager and describes the expenses that the Fund pays to conduct its business.

                  The Manager has operated as an investment adviser since 1959. The Manager (including a subsidiary) currently manages investment companies, including other Oppenheimer funds, with assets of more than $38 billion as of September 30, 1995, and with more than 2.8 million shareholder accounts. The Manger is owned by Oppenheimer Acquisition Corp., a holding company that is owned in part by senior officers of the Manager and controlled by Massachusetts Mutual Life Insurance Company.

                  For its services under the Investment Advisory Agreement, the Fund pays the Manger an annual fee based on the Fund's daily net assets at the rate of 1.00% of the first $400 million of net assets, .90% of the next $400 million of net assets and .85% of net assets over $800 million. The Fund also reimburses the Manager for bookkeeping and accounting services performed on behalf of the Fund.

                  The Manager has retained OpCap Advisors to provide day-to-day portfolio management of the Fund. OpCap Advisors is a majority-owned subsidiary of Oppenheimer Capital, a registered investment advisor, whose employees perform all investment advisory services provided to the Fund by OpCap Advisors. The Sponsor, which is also a majority-owned subsidiary of Oppenheimer Capital, is an affiliate of OpCap Advisors. The Fund's portfolio manager is employed by OpCap Advisors and is primarily responsible for the selection of the Fund's securities. The Manager will pay OpCap Advisors monthly an annual fee based on the average daily net assets of the Fund equal to 40% of the advisory fee collected by the Manager based on the total net assets of the Fund as of November 22, 1995 (the "Base Amount") plus 30% of the investment advisory fee collected by the Manager based on the total net assets of the Fund that exceed the base amount. Oppenheimer Financial Corp., a holding company, holds a 33% interest in Oppenheimer Capital, a registered investment advisor, and Oppenheimer Capital, L.P., a Delaware limited partnership whose units are traded on the New York Stock Exchange and of which Oppenheimer Financial Corp. is the sole general partner, owns the remaining 67% interest. Oppenheimer Capital has operated as an investment advisor since 1968.

                  Prior to November 24, 1995, OpCap Advisors was named Quest for Value Advisors and was the investment adviser to the Fund. Effective November 24, 1995, the Manager acquired the investment advisory and other contracts and business relationships and certain assets and liabilities of Quest for Value Advisors, Quest for Value Distributors and Oppenheimer Capital relating to twelve Quest for Value mutual funds, including the Fund. Pursuant to this acquisition and Fund shareholder approval received on November 3, 1995, the Fund entered into the following agreements, effective the date of this Prospectus: the Investment Advisory Agreement between the Fund and the Manager, and the distribution and service plans and agreements between the Fund and the Distributor. Further, the Manager entered into a subadvisory agreement with the Sub-Adviser for the benefit of the Fund.


                                                      B-8
                                                          330608.2

                  OpCap Advisors may select its affiliate Oppenheimer & Co., Inc. ("Opco"), a registered broker-dealer to execute transactions for the Fund, provided that the commissions, fees or other remuneration received by Opco are reasonable and fair compared to those paid to other brokers in connection with comparable transactions. When selecting broker-dealers other than Opco, OpCap Advisors may consider their record of sales of shares of the Fund.

                  The Fund is responsible for bearing certain expenses attributable to the Fund but not to a particular class ("Fund Expenses"), including deferred organization expenses; taxes; registration fees; typesetting of prospectuses and financial reports required for distribution to shareholders; brokerage commissions; fees and related expenses of trustees or directors who are not interested persons; legal, accounting and audit expenses; custodian fees; insurance premiums; and trade association dues. Fund Expenses will be allocated based on the total net assets of each class.

                  Each class of shares of the Fund will also be responsible for certain expenses attributable only to that class ("Class Expenses"). These Class Expenses may include distribution and service fees, transfer and shareholder servicing agent fees, professional fees, printing and postage expenses for materials distributed to current shareholders, state registration fees and shareholder meeting expenses. Such items are considered Class Expenses provided such fees and expenses relate solely to such Class.

                  The Fund's Plan of Distribution. The Fund has adopted a Distribution and Service Plan (the "Plan") pursuant to Rule 12b-1 to reimburse the Oppenheimer Funds Distributor, Inc. (the "Distributor") for a portion of its costs incurred in connection with the personal service and maintenance of shareholder accounts that hold Class A shares. Under the Plan, the Fund pays an annual asset-based sales charge to the Distributor of 0.25% of the average annual net assets of the class. The Fund also pays a service fee to the Distributor of 0.25% of the average annual net assets of the class. The Distributor uses all of the service fee and a portion of the asset-based sales charge (equal to 0.15% annually for Class A shares purchased prior to September 1, 1993 and 0.10% annually for Class A shares purchased on or after September 1,
1993) to compensate dealers, brokers, banks and other financial institutions quarterly for providing personal service and maintenance of accounts of their customers that hold Class A shares. The Distributor retains the balance of the asset-based sales charge to reimburse itself for its other expenditures under the Plan.

                  Services to be provided include, among others, answering customer inquiries about the Fund, assisting in establishing and maintaining accounts in the Fund, making the Fund's investment plans available and providing other services at the request of the Fund or the Distributor. The payments under the Plan increase the annual expenses of Class A shares.

                  The Sponsor will not receive any Rule 12b-1 fees from the Fund. Any Rule 12b-1 fees paid by the Fund's Distributor to the Trustee for performing servicing functions with respect to the Fund Shares will be used to reduce directly the expenses and fees otherwise payable by the Trust to the Trustee. There can be no assurance that the Trustee will receive any Rule 12b-1 fees in the future.

                  Substitution of Securities. Neither the Sponsor nor the Trustees shall be liable in any way for any default, failure or defect in any of the Securities. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

                  The Substitute Securities must be purchased within 20 days after the sale of the portfolio Security or delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, (i) the purchase price may not exceed the

                                                      B-9
                                                          330608.2
purchase price of the Failed Securities and (ii) the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered. Where the Sponsor purchases Substitute Securities in order to replace Securities they sold, the Sponsor will endeavor to select Securities which are securities that possess characteristics that are consistent with the objectives of the Trust as set forth above. Such selection may include or be limited to Securities previously included in the portfolio of the Trust.

                  Whenever a Substitute Security has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit Holders of that Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rate distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security plus accrued interest, if any.

                  In the event no reinvestment is made, the proceeds of the sale of Securities will be distributed to Unit Holders as set forth under "Rights of Unit Holders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unit Holders of the Trust, and distribute the principal and accrued interest attributable to such Failed Securities on the next Distribution Date.

                  Because certain of the Securities from time to time may be substituted (see "Trust Administration--Portfolio Supervision") or may be sold under certain circumstances, no assurance can be given that the Trust will retain its present size and composition for any length of time. The proceeds from the sale of a Security or the exercise of any redemption or call provision will be distributed to Unit Holders except to the extent such proceeds are applied to meet redemptions of Units. (See "Liquid--Trustee Redemption.")

RISK FACTORS

                  Fixed Portfolio. The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to distribute dividends. The Trusts are not a "managed registered investment company" and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. Additionally, the Trusts will not elect to reinvest any distributions they are entitled to as a result of its ownership of Fund Shares. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trusts, are not subject to such frequent changes based upon continuous analysis. However, the Sponsor may direct the disposition by the Trustee of Securities upon the occurrence of certain events. (See "Trust Administration--Portfolio Supervision.") Some of the Securities in the Trusts may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. (See "Trust Administration--Portfolio Supervision" below.) Potential investors also should be aware that the Sponsor may change its views as to the investment merits of any of the Securities during the life of the Trusts and therefore should consult their own financial advisers with regard to a purchase of Units. In addition, investors should be aware that the Sponsor, and its affiliates, currently act and will continue to act as investment adviser for managed investment companies and managed private accounts that may have similar or different investment objectives from the Trusts. Some of the Securities in the Trusts may also be owned by these other clients of the Sponsor and its affiliates. However, because these clients have "managed" portfolios and may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize

                                                      B-10
                                                          330608.2
return by taking advantage of market fluctuation. Investors should consult with their own financial advisers prior to investing in the Trusts to determine its suitability. (See "Trust Administration--Portfolio Supervision.") All the Securities in the Trusts are liquidated or distributed during a 60 day period at the termination of the life of each Trust. Since the Trusts will not sell Securities in response to ordinary market fluctuation, but only at the Trusts' termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trusts.

                  Fund Shares and Treasury Obligations. The Sponsor has taken steps to ensure that an investment in Fund Shares is equitable to all parties and particularly that the interest of the Unit Holders is protected. Accordingly, any sales charges which would otherwise be applicable will be waived on Fund Shares sold to the Trusts, since the Sponsor is receiving the sales charge on all Units sold. In addition, the Trust Agreement requires the Trustee to vote all Fund Shares held in the Trusts in the same manner and ratio on all proposals as the vote of owners of Fund Shares not held by the Trusts.

                  The Fund's Shares may appreciate or depreciate in value (or pay dividends) depending on the full range or economic and market influences affecting the securities in which the Fund is invested and the success of the Fund's management in anticipating or taking advantage of such opportunities as may occur. In addition, in the event of the inability of the Fund's Adviser to act and/or claims or actions against the Fund by regulatory agencies or other persons or entities, the value of the Fund Shares may decline thereby causing a decline in the value of Units. Termination of the Fund prior to the Termination Date of a Trust may result in the termination of the Trust sooner than anticipated. Prior to a purchase of Units, investors should determine that the aforementioned risks are consistent with their investment objectives.

                  The net asset value of the Fund's Shares, like the value of the Treasury Obligations, will fluctuate over the life of the Trust and may be more or less than the price paid therefor by the Trusts. An investment in Units of the Trusts should be made with an understanding of the risks inherent in ownership of equity securities since the Portfolio of the Fund is invested in equity securities which the Fund's Adviser believes are undervalued and that by virtue of anticipated developments or catalysts particularly applicable to such companies may, in the Adviser's judgment, achieve significant appreciation. However, the Sponsor believes that, upon termination of a Trust on the mandatory termination date, even if the Fund Shares are worthless, the Treasury Obligations will provide sufficient cash at maturity to equal $______ per Unit. Part of such cash will, however, represent an amount of taxable original issue discount of the Treasury Obligations which was previously accrued and included in the income of the Unit Holders.

                  A UNIT HOLDER PURCHASING A UNIT ON THE DATE OF THIS PROSPECTUS OR THEREAFTER MAY RECEIVE TOTAL DISTRIBUTIONS, INCLUDING DISTRIBUTIONS MADE UPON TERMINATION OF A TRUST THAT ARE LESS THAN THE AMOUNT PAID FOR SUCH UNIT.

                  Sales of Securities in the Portfolio under certain permitted circumstances may result in an accelerated termination of the Trust. It is also possible that, in the absence of a secondary market for the Units or otherwise, redemptions of Units may occur in sufficient numbers to reduce the portfolio to a size resulting in such termination. In addition, a Trust may be terminated if the net aggregate value of the Trust is less than 40% of the aggregate value of the Securities calculated immediately after the most recent deposit of Securities in the Trust. Early termination of a Trust may have important consequences to the Unit Holder; e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment; or the overall return on investment may be less than anticipated, and may result in a loss to a Unit Holder.


                                                      B-11
                                                          330608.2

                  In the event of the early termination of the Trusts, the Trustee will cause the Fund Shares to be sold and the proceeds thereof distributed to the Unit Holders in proportion to their respective interests therein, unless a Unit Holder elects to receive Fund Shares "in kind." (See "Trust Administration--Trust Termination.") Proceeds from the sale of the Treasury Obligations will be paid in cash.

                  In the event of a notice that any Treasury Obligation will not be delivered ("Failed Treasury Obligations"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Treasury Obligations ("Replacement Treasury Obligations") within a period ending on the earlier of the first distribution of cash to the Trust Unit Holders or 90 days after the Date of Deposit. The cost of the Replacement Treasury Obligations may not exceed the cost of the Treasury Obligations which they replace. Any Replacement Treasury Obligation deposited in the Trust will be substantially identical to every Treasury Obligation then in the Trust. Whenever a Replacement Treasury Obligation has been acquired for the Trust, the Trustee shall, within 5 days thereafter, notify Unit Holders of the acquisition of the Replacement Treasury Obligation.

                  In the event a contract to purchase Securities fails and Replacement Treasury Obligations are not acquired, the Trustee will distribute to Unit Holders the funds attributable to the failed contract. The Sponsor will, in such case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Treasury Obligations, the remaining money will be distributed to Unit Holders.

                  The Trustee will have no power to vary the investments of the Trusts, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit Holder's investment but may dispose of Securities only under limited circumstances.

                  To the best of the Sponsor's knowledge there was no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

                  Investors should consult with their own financial advisers prior to investing in a Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision.") All the Securities in the Trust are liquidated during a 60 day period prior to the termination of the Trust. Since the Trusts will not sell Securities in response to ordinary market fluctuation, but only at a Trust's termination, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of such Trust.

                  There is no assurance that any dividends will be declared or paid in the future on the Fund Shares. Investors should be aware that there is no assurance that the Trusts' objectives will be achieved.

                  Additional Securities. Investors should be aware that in connection with the creation of additional Units subsequent to the initial Date of Deposit, the Sponsor may deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in each of the Trusts. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security at the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other

                                                      B-12
                                                          330608.2

Securities in the Trusts. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unit Holder's Units and the Income per Unit received by the Trusts. In particular, Unit Holders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trusts during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trusts will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

                  Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit Holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

PUBLIC OFFERING

                  Offering Price. The Public Offering Price per 1,000 Units of each of the Trusts is equal to the aggregate value of the underlying Securities (the price at which they could be directly purchased by the public assuming they were available) in each Trust divided by the number of Units outstanding plus a sales charge of (a) 3.75% of the Public Offering Price (excluding any transaction fees) or 3.896% of the net amount invested in Securities per 1,000 Units of the 2001 Trust and (b) 4.75% of the Public Offering Price (excluding transaction fees) or 4.987% of the net amount invested in Securities per 1,000 Units of the 2007 Trust. In addition, the net amount invested in Securities will involve a proportionate share of amounts in the Income Account and Principal Account, if any. The Public Offering Price can vary on a daily basis from the amount stated on the cover of this Prospectus in accordance with fluctuations in the market value of the Securities and the price to be paid by each investor will be computed as of the date the Units are purchased.

                  The aggregate value of the Securities is determined in good faith by the Evaluator on each "Business Day" as defined in the Trust Agreement in the following manner: during the initial offering period on the basis of the net asset value of the Fund Shares and the offering side evaluation of the Treasury Obligations and following the initial offering period on the basis of the net asset value of the Fund Shares and the bid side evaluation of the Treasury Obligations. The evaluation generally shall be based on the closing purchase price in the over-the-counter market (unless the Evaluator deems these prices inappropriate as a basis for evaluation) or if there is no such closing purchase price, then the Evaluator may ascertain the values of the Treasury Obligations using any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current offering prices for the Treasury Obligations as obtained from investment dealers or brokers who customarily deal in securities comparable to those held in the Trust, (b) if offering prices are not available for the Treasury Obligations, on the basis of current offering prices for comparable securities, (c) by appraising the value of the Treasury Obligations on the offering side of the market or by such other appraisal deemed appropriate by the Evaluator, or (d) by any combination of the above, each as of the Evaluation Time.

                  Volume and Other Discounts. Units of the Trust are available at a volume discount ("Volume Discount") from the Public Offering Price during the initial public offering. Volume Discount will result in a reduction of the sales charge applicable to such purchases. Furthermore, Volume

                                                      B-13
                                                          330608.2

Discount applies to the cumulative Units purchased by a Unit Holder during a period of 60 days from the initial date of sale of the Units to such Unit Holder. Units purchased by the same purchasers in separate transactions during the 60-day period will be aggregated for purposes of determining if such purchaser is entitled to a Volume Discount provided that such purchaser must own at least the lesser of either (i) the required number of Units, or (ii) the required dollar amount at the Public Offering Price, at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. Volume Discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. As a result of such discounts, units are sold to dealers/agents at prices which represent a concession as reflected below. The Sponsor reserves the right to change these discounts from time to time. The amount of Volume Discount, the approximate sales charge and the dealer concession applicable to such purchases are as follows:


                                                            Volume Discount
                                                              from Public           Approximate       Approximate
           Number of Units                  Sales            Offering per             Reduced         Dealer/Agent
          or Dollar Amounts                 Charge               Unit              Sales Charge        Concession

2001 Trust
Less than $_________                          3.75%               0%                   3.75%               2.25%
$________ but less than $_________            3.75%                 %                     %                  %
$________ but less than $_________            3.75%                 %                     %                  %
$________ and above*                          3.75%                 %                     %                  %

2007 Trust
Less than $_________                          4.75%               0%                   4.75%               3.25%
$________ but less than $_________            4.75%                 %                     %                  %
$________ but less than $_________            4.75%                 %                     %                  %
$________ and above*                          4.75%                 %                     %                  %


                  Net Asset Value Purchases. No sales charge will be applied to the following transactions: purchases by persons who for at least 90 days have been directors, trustees, officers or full-time employees of any of (i) the funds distributed by OCC Distributors, (ii) OpCap Advisors and (iii) OCC Distributors, or their affiliates, their immediate relatives or any trust, pension, profit sharing or other benefit plan for any of them; purchases by any account advised by Oppenheimer Capital, the parent of OpCap Advisors; and purchases by an employee of a broker-dealer having a dealer or servicing agreement with OCC Distributors and/or a participating member of the Oppenheimer Capital brokered CD selling group or of a bank or financial intermediary currently offering QUILTS to its customers.

                  Distribution of Units. During the initial offering period (i) Units issued on the Initial Date of Deposit and (ii) Additional Units issued after such date in respect of additional deposits of Securities, will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period in each case is thirty days unless extended by the Sponsor for Units specified in (i) and (ii) in the preceding sentence. In addition, Units may be distributed through dealers who are members of the National Association of Securities Dealers, Inc. or other financial intermediaries as permitted by law. Certain banks and thrifts will make Units of the Trust available to their customers on an agency basis. A portion of the sale charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does

--------
* For any transactions of _________ Units or more or over $_______, the Sponsor intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

                                                      B-14
                                                          330608.2
permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

                  The Sponsor intends to qualify the Units of the Trusts for sale in the following states: --------------------------------------------------
-------------------------------------------.  Additional states may be added from time to time.

                  The  Sponsor  may  provide   additional   concessions  to  its
affiliates in connection with the distribution of the Units. The Sponsor reserves the right to change the dealers concession at any time. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters, brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets and out of the assets of the Trust. These programs will not change the price Unit Holders pay for their Units or the amount that the Trust will receive from the Units sold.

                  Sponsor's Profits. The Sponsor will receive a gross underwriting commission (although the net commission retained will be lower because of the concession paid to dealers) equal to 3.75% of the Public Offering Price per 1,000 Units (equivalent to 3.896% of the net amount invested in the Securities) for the 2001 Trust and 4.75% of the Public Offering Price per 1,000 Units (equivalent to 4.987% of the net amount invested in the Securities) for the 2007 Trust. Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust (see "Portfolio" in Part A). The Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from underwriting syndicates of which it was a member.

                  The Sponsor has participated as a sole underwriter or manager, co-manager or member of underwriting syndicates from which some of the aggregate principal amount of the Securities were acquired for the Trust in the amounts set forth in Part A.

                  During the initial offering period and thereafter to the extent Additional Units continue to be issued and offered for sale to the public the Sponsor may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934, and may be of benefit to the Sponsor.

                  In maintaining a market for the Units (see "Liquidity--Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell such Units.

                  Comparison of Public Offering Price, Sponsor's Repurchase Price and Redemption Price. Although the Public Offering Price of Units of the Trust will be determined on the basis of the current offering prices of the Securities in the Trust, the value at which Units may be redeemed or sold in the secondary market will be determined on the basis of the current bid prices of such Securities. On the Initial Date of Deposit, the Public Offering Price and the Sponsor's Initial Repurchase Price per Unit of the Trust (based on the offering side evaluation of the Securities in the Trust) each exceeded the

                                                      B-15
                                                          330608.2

Redemption Price and the Sponsor's secondary market Repurchase Price per Unit (based upon the current bid side evaluation of the Securities in the Trust) by the amounts shown under "Summary of Essential Information" for the Trust in Part A of this Prospectus. On the Initial Date of Deposit, the bid side evaluation for the Trust was lower than the offering side evaluation for the Trust by the amount set forth in Part A. For this reason, among others (including fluctuations in the market prices of such Securities and the fact that the Public Offering Price includes the applicable sales charge), the amount realized by a Unit Holder upon any redemption or Sponsor repurchase of Units may be less than the price paid for such Units. See "Liquidity--Sponsor Repurchase."

RIGHTS OF UNIT HOLDERS

                  Book-Entry Units. Ownership of Units of the Trusts will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trusts will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchase and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unit Holder. Unit Holders must sign such written request exactly as their names appear on the record of the Trusts. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

                  Distributions. Dividends and distributions received by a Trust, and/or Rule 12b-1 fees paid to the Trustee by the Fund's distributor which are not applied to reduce the Trustee's annual fee, are credited by the Trustee to an Income Account for that Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

                  Distributions to each Unit Holder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date. Distributions from the Principal Account of the Trusts (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unit Holders of the Trusts on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the first Record Date on which they are a Unit Holder of record.

                  As of each month the Trustee will deduct from the Income Account of the Trusts, and, to the event funds are not sufficient therein, from the Principal Account of the Trusts, amounts necessary to pay the expenses of the Trusts (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trusts. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the

                                                      B-16
                                                          330608.2
appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

                  The dividend distribution per 1,000 Units cannot be estimated and will change and may be reduced as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Principal Account until the balance therein is an amount sufficient to distribute $1.00 per 1,000 Units.

                  Reinvestment. Distributions of income, capital gains, if any, or principal may be reinvested by participating in a Trust's reinvestment plan. Under the plan, participating Unit Holders direct the Trustee to invest such amounts on their behalf in Fund Shares at such share's net asset value. Fund Shares obtained through reinvestment will not be subject to a sales charge, although such shares will incur Rule 12b-1 fees as do all other shares held directly by investors in the Fund. The appropriate prospectus for the Fund will be sent to Unit Holders. The Unit Holder should read the prospectus carefully before deciding to participate in the reinvestment plan. The Sponsor reserves the right to amend, modify or terminate the reinvestment plan at any time without prior notice. The reinvestment plan for the Trusts may not be available in all states. In order to enable a Unit Holder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust.

                  Records. The Trustee shall furnish Unit Holders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 1,000 Units. Within a reasonable time after the end of each calendar year the Trustee will furnish to each person who at any time during the calendar year was a Unit Holder of record, a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trusts, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 1,000 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trusts, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 1,000 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 1,000 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unit Holders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 1,000 Units outstanding on the last business day of such calendar year.

                  The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, certificates issued or held, a current list of Securities in the portfolio and a copy of the Trust Agreement.


                                                      B-17
                                                          330608.2

Expenses and Charges.

Initial Expenses

                  All or a portion of the expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation and execution of the Trust Agreement, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses, will be paid by the Trusts and amortized over a five year period. All advertising and selling expenses, as well as any organizational expenses not paid by the Trust, will be borne by the Sponsors at no cost to the Trusts.

Fees

                  The Sponsor will not charge the Trusts a fee for their services as such. (See "Sponsor's Profits.")

                  The Sponsor will receive for portfolio supervisory services to the Trusts an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsor's fee may exceed the actual cost of providing portfolio supervisory services for the Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all series in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Portfolio Supervision.")

                  The Trustee will receive, for its ordinary recurring services to the Trusts, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. Such fee shall be reduced directly by any Rule 12b-1 fees paid by the Fund's distributor to the Trustee for performing servicing functions with respect to the Fund Shares. There can be no assurance that the Trustee will receive any Rule 12b-1 fees in the future. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unit Holders".

                  The Trustee's fees applicable to a Trusts are payable from the Income Account of the Trusts to the extent funds are available and then from the Principal Account. Both fees may be increased without approval of the Unit Holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

Other Charges

                  The following additional charges are or may be incurred by the
Trusts: all expenses (including audit and counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including annual audit expenses of independent public accountants selected by the Sponsor (so long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds 50 cents per 1,000 Units), the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unit Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trusts; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trusts without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trusts (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a

                                                      B-18
                                                          330608.2
first lien on the Trusts to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

                  The fees and expenses set forth herein are payable out of the Trust and when paid by or owing to the Trustee are secured by a lien on the Trust. If the cash dividend, capital gains distributions and Rule 12b-1 fees paid to the Trustee by the Fund's distributor are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Fund Shares (not Treasury Obligations) to pay such amounts. To the extent Fund Shares are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. Such sales might be required at a time when Fund Shares would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which Fund Shares may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses. If the cash dividends, capital gains distributions, Rule 12b-1 fees paid to the Trustee by the Fund's distributor and proceeds of Fund Shares sold after deducting the ordinary expenses are insufficient to pay the extraordinary expenses of the Trust, the Trustee has the power to sell Treasury Obligations to pay such extraordinary expenses.

TAX STATUS

                  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit Holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

                  In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof (the "Prospectus") and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein.

                  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

                           1. Each Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unit Holders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by a Trust will be treated as income of the Unit Holders in the manner set forth below.

                           2. Each Trust is not subject to the New York State Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unit Holder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as the income of the Unit Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

                           3. During the 90-day period subsequent to the initial issuance date, the Sponsor reserves the right to deposit additional Securities that are substantially similar to those establishing the Trust. This retained right falls within the guidelines promulgated by the Internal Revenue Service ("IRS") and should not affect the taxable status of the Trusts.


                                                      B-19
                                                          330608.2

                  A taxable event will generally occur with respect to each Unit Holder when the Trusts dispose of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Unit Holder. The price a Unit Holder pays for his Units, including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unit Holder purchases his Units) in order to determine his initial cost for his pro rata portion of each Security held by the Trust.

                  For Federal income tax purposes, a Unit Holder's pro rata portion of dividends paid with respect to a Security held by a Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" as defined by Section 316 of the Code. A Unit Holder's pro rata portion of dividends paid on such Security that exceed such current and accumulated earnings and profits will first reduce a Unit Holder's tax basis in such Security, and to the extent that such dividends exceed a Unit Holder's tax basis in such Security will generally be treated as capital gain.

                  The Trusts will contain Treasury Obligations which were originally issued at a discount ("original issue discount"). In general, original issue discount can be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. In the case of a Treasury Obligation issued after July 2, 1982, original issue discount is deemed to accrue on a constant interest method, which corresponds in general to the economic accrual of interest (adjusted to eliminate proportionately on an elapsed-time basis any excess of the amount paid for the Treasury Obligation over the sum of the issue price and the accrued original issue discount on the acquisition date).

                  Each Unit Holder will be required to include in his gross income, original issue discount with respect to his interest in a Treasury Obligation held by the Trusts at the same time and in the same manner as though the Unit Holder was the direct holder of such interest. The tax basis of a Unit Holder with respect to his interest in a Treasury Obligation will be increased by the amount of original issue discount thereon properly included in the Unit Holder's gross income as determined for federal income tax purposes.

                  The amount of gain recognized by a Unit Holder on a disposition of a Treasury Obligation by the Trusts will be equal to the difference between such Unit Holder's pro rata portion of the gross proceeds realized by the Trust on the disposition and the Unit Holder's tax basis in his pro rata portion of the Treasury Obligation disposed of. Any gain recognized on a sale or exchange of a Unit Holder's pro rata interest in a Treasury Obligation, and not constituting a realization of accrued "market discount" in the case of a Treasury Obligation issued after July 18, 1984, will be capital gain. Gain realized on the disposition of the interest of a Unit Holder in a market discount Treasury Obligation is treated as ordinary income to the extent the gain does not exceed the accrued market discount. A Unit Holder has an interest in a market discount Treasury Obligation when the Unit Holder's tax cost for his pro rata interest in the Treasury Obligation is less than the stated redemption price thereof at maturity (or the issue price plus original issue discount accrued up to the acquisition date, in the case of an original issue discount Treasury Obligation.) If a Unit Holder has an interest in a market discount Treasury Obligation and has incurred debt to acquire Units, the deductibility of a portion of the interest incurred on such debt may be deferred.

                  The Trusts will also own shares in the Fund, an entity that has elected and qualified for the special tax treatment applicable to "regulated investment companies." If the Fund distributes 90% or more of its investment company taxable income to its shareholders, it will not be subject to Federal income tax on the amounts so distributed. Moreover, if the Fund distributes at least 98% of its investment company taxable income (including any net capital gain) it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Distributions by the Fund of its taxable income to its shareholders will be taxable as ordinary income to such shareholders. Distributions of the Fund's net capital gain, which are designated as capital gain dividends by the Fund,

                                                      B-20
                                                          330608.2
will be taxable to its shareholders as long-term capital gain, regardless of the length of time the shareholders have held their investment in the Fund.

                  A distribution of Securities by the Trustee to a Unit Holder (or to his agent, including the Sponsor) upon redemption of Units (or an exchange of Units for Securities by the Unit Holder with the Sponsor) will not be a taxable event to the Unit Holder or to other Unit Holders. The redeeming or exchanging Unit Holder's basis for such Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to such redemption or exchange, and his holding period for such Securities will include the period during which he held his Units. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer or a financial institution, when the Unit Holder (or his agent, including the Sponsor) sells the Securities so received in redemption for cash, when a redeeming or exchanging Unit Holder receives cash in lieu of fractional shares, when the Unit Holder sells his Units for cash or when the Trustee sells the Securities from the Trust. However, to the extent a Rollover Unit Holder invests his redemption proceeds in units of an available series of the QUILTS Opportunity Trust (a "Rollover QUILTS"), such Unit Holder generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities to the extent that such Unit Holder is considered the owner of substantially identical securities under the grantor trust rules described above as applied to such Unit Holder's ownership of Units in a Rollover QUILTS, if such substantially identical securities were acquired within a period ending 30 days after such disposition. If a loss is incurred on the disposition of a Security and, during the period beginning 30 days before the disposition of such Security and ending 30 days after such date, the taxpayer acquires, enters into a contract to acquire, or acquires an option to acquire, substantially identical Securities, a tax loss is generally not available.

                  A Unit Holder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Unit Holder has held his Units for more than one year. Individuals who realize long-term capital gains may be subject to a reduced tax rate on such gains. Such lower rate will be unavailable to those non-corporate Unit Holders who, as of the Mandatory Termination Date (or earlier termination of the Trust), have held their units for less than a year and a day. Similarly, with respect to non-corporate Rollover Unit Holders, this lower rate will be unavailable if, as of the beginning of the Liquidation Period, such Rollover Unit Holders have held their shares for less than a year and a day. The deduction of capital losses is subject to limitations. Tax rates may increase prior to the time when Unit
Holders may realize gains from the sale, exchange or redemption of Units or Securities.

                  A Unit Holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unit Holder has held his Units for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses of non-corporate Unit Holders may be deducted against ordinary income.

                  Under Section 67 of the Code and the accompanying Regulations, a Unit Holder who itemizes his deductions may also deduct his pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unit Holder's other miscellaneous deductions, exceed 2% of his adjusted gross income. The deduction of fees and expenses may also be limited by
Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

                  After the end of each calendar year, the Trustee will furnish to each Unit Holder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees

                                                      B-21
                                                          330608.2
and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unit Holder and to the Internal Revenue Service.

                  A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit Holder's pro rata portion of dividends received by the Trust from a domestic corporation under
Section 243 of the Code or from a qualifying foreign corporation under Section 245 of the Code (to the extent the dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Accordingly, Unit Holders should consult their tax adviser in this regard. Recent legislative proposals if enacted would reduce the rate of the dividends received deduction.

                  As discussed in the section "Termination", each Unit Holder may have three options in receiving their termination distributions, which are
(i) to receive their pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of their pro rata share of the underlying Securities, or (iii) to invest the amount of cash they would receive upon the liquidation of their pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered).

                  Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section
511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

                  Before investing in a Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

                  Prospective tax-exempt investors are urged to consult their own tax advisers prior to investing in the Trust.

Retirement Plans

                  This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Unit

                                                      B-22
                                                          330608.2

Holders in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of the Trusts, and other financial institutions. Fees and charges with respect to such plans may vary.

         Retirement Plans for the Self-Employed--Keogh Plans. Units of the Trusts may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ("Keogh plans"). Qualified individuals may generally make annual tax-deductible contributions up to the lesser of 25% of annual compensation or $30,000 to Keogh plans. The assets of the plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Generally, there are penalties for premature distributions from a plan before attainment of age 591/2, except in the case of a participant's death or disability and certain other circumstances. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($2,250 in a spousal account).

         Individual Retirement Account--IRA. Any individual (including one covered by an employer retirement plan) can establish an IRA or make use of a qualified IRA arrangement set up by an employer or union for the purchase of Units of the Trust. Any individual can make a contribution in an IRA equal to the lesser of $2,000 ($2,250 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual or the individual's spouse (in the case of a married individual) participates in a qualified retirement plan and the individual's adjusted gross income exceeds $25,000 (in the case of a single individual or a married individual filing a separate return not residing with such person's spouse) or $40,000 (in the case of married individuals filing a joint return). Special rules apply in the case of married individuals living together who file separate returns. Generally, there are penalties for premature distributions from an IRA before the attainment of age 591/2, except in the case of the participant's death or disability and certain other circumstances.

                  Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Trusts.

LIQUIDITY

                  Sponsor Repurchase. The Sponsor, although not obligated to do so, currently intends to maintain a secondary market for the Units and continuously to offer to repurchase the Units. The Sponsor's secondary market repurchase price after the initial public offering is completed, will be based on the aggregate value of the Securities in the portfolio of each of the Trusts and will be the same as the redemption price. The aggregate value will be determined by the Evaluator on a daily basis after the initial public offering is completed and computed on the basis set forth under "Liquidity--Trustee Redemption." During the initial offering period, the Sponsor's repurchase price will be based on the aggregate offering price of the Securities in the Trusts. Unit Holders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The Sponsor may discontinue repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which Units are received in proper form by OCC Distributors, Two World Financial Center, 225 Liberty Street, New York, NY 10080-6116. Units received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unit Holder may be able to dispose of Units only by tendering them to the Trustee for redemption.


                                                      B-23
                                                          330608.2

                  Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate offering price of the Securities in the Trust plus (a) a 3.75% sales charge (3.896% of the net amount invested) for the 2001 Trust and (b) a 4.75% sales charge (4.987% of the net amount invested) for the 2007 Trust, plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

                  The Sponsor may, under certain circumstances, as a service to Unit Holders, elect to purchase any Units tendered to the Trustee for redemption (see "Liquidity--Trustee Redemption" in this Part B). Factors which the Sponsor will consider in making a determination will include the number of Units of the Trust which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (seven calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unit Holder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

                  Trustee Redemption. Units may also be tendered to the Trustee for redemption at its corporate trust office at 770 Broadway, New York, New York 10003, upon proper delivery of such Units and payment of any relevant tax. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

                  Within seven calendar days following a tender for redemption, or, if such seventh day is not a business day, on the first business day prior thereto, the Unit Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" for each Trust in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

                  A Unit Holder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each of the Securities in the Portfolio. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trusts. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.

                  The Redemption Price per Unit is the pro rata share of the Unit in each Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Evaluator, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unit Holders of record as of the business day

                                                      B-24
                                                          330608.2
prior to the evaluation being made. The Evaluator may determine the value of the Securities in each Trust in the following manner: the net asset value of the Fund Shares and the bid side evaluation of the Treasury Obligations. The evaluation shall generally be based on the closing purchase price in the over-the-counter market (unless the Evaluator deems these prices inappropriate as a basis for evaluation) or if there is no such closing purchase price, then the Evaluator may ascertain the values of the Treasury Obligations using any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of the current bid prices for the Treasury obligations as obtained from investment dealers or brokers who customarily deal in securities comparable to those held in the Trust, (b) if bid prices are not available for the Treasury Obligations, on the basis of current bid prices for comparable securities, (c) by appraising the value of the Treasury Obligations on the bid side of the market or (d) by any combination of the above.

                  Any Unit Holder tendering _______ Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unit Holder's bank or broker-dealer at The Depository Trust Company. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit Holders will receive his pro rata number of whole shares of each of the Securities comprising the portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unit Holder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unit Holder, the Trustee may sell Securities in the manner described above.

                  The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit or Units for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unit Holder at prices which will return to the Unit Holder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unit Holder on the day he would otherwise be entitled to receive payment of the Redemption Price.

                  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

                  A Unit Holder who wishes to dispose of his Units should inquire of his bank or broker in order to determine if there is a current secondary market price in excess of the Redemption Price.


TRUST ADMINISTRATION

                  Portfolio Supervision. The Trusts are unit investment trusts and are not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolios of the Trusts, however, will not be managed and therefore the adverse financial condition of

                                                      B-25
                                                          330608.2
an issuer will not necessarily require the sale of its Securities from the Portfolios. However, the Sponsor may direct the disposition of Securities upon the occurrence of certain events including:

                  1. default in payment of amounts due on any of the Securities;

                  2.       institution of certain legal proceedings;

                  3.       default  under  certain   documents   materially  and
                           adversely affecting future declaration or payment of amounts due or expected; or

                  4. determination of the Sponsor that the tax treatment of either of the Trusts as a grantor trust would otherwise be jeopardized; or

                  5. decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trusts or the Unit Holders.

                  If a default in the payment of amounts due on any Security occurs and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trust Agreement provides that the Trustee, within 30 days of that failure by the Sponsor, may sell the Security.

                  The Trust Agreement provides that it is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer failed to declare or pay, amounts owed with respect thereto.

                  The Trust Agreement also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units within 90 days subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. Deposits of Additional Securities in the Trusts subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the shares of each Security in the portfolio of each of the Trusts at the end of the initial 90-day period.

                  With respect to deposits of Additional Securities (or cash or a letter of credit with instructions to purchase Additional Securities), in connection with creating additional Units of the Trusts, the Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may
(1) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (2) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

                  Trust Agreement and Amendment. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unit
Holders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any

                                                      B-26
                                                          330608.2
provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unit Holders.

                  The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of the Unit Holders owning 662/3% of the Units then outstanding for the purpose of modifying the rights of Unit Holders; provided that no such amendment or waiver shall reduce any Unit Holder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the Unit Holders. The Trust Agreement may not be amended, without the consent of all Unit Holders then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unit Holders, in writing, of the substance of any such amendment.

                  Trust Termination. The Trust Agreement provides that the Trusts shall terminate upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" for each of the Trusts in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of the holders of 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trusts. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders. Such notice will provide Unit Holders with three options by which to receive their pro rata share of the net asset value of the Trust.

                           1. A Unit Holder who owns at least __________ Units, and who so elects by notifying the Trustee prior to the commencement of the Liquidation Period by returning a properly completed election request (to be supplied to Unit Holders at least 20 days prior to such date) (see Part A - "Summary of Essential Information" for the date of the commencement of the Liquidation Period), will have his Units redeemed on commencement of the Liquidation Period by distribution of the Unit Holder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Fund Shares and the balance in cash within three business days next following the commencement of the Liquidation Period. Such Unit Holders may also elect to invest the proceeds of the Treasury Obligations in Fund Shares at such shares' net asset value, which shall be subject to Rule 12b-1 fees. Unit Holders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unit Holders should consult their own tax adviser in this regard.

                              A Unit Holder may also elect prior to the commencement of the Liquidation Period by so specifying in a properly completed election request, the following two options with regard to the termination distribution of such Unit Holder's interest in the Trusts as set forth below.

                           2. to receive in cash such Unit Holder's pro rata share of the net asset value of the Trusts derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities over a period not to exceed 60 days immediately following the commencement of the Liquidation Period. The Unit Holder's Redemption Price per Unit on the settlement date of the last trade of a Security in the Trust will be distributed to such Unit Holder within three business days of the settlement of the trade of the last Security to be sold; and/or


                                                      B-27
                                                          330608.2

                           3. to invest such Unit Holder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities over a period not to exceed 60 days immediately following the commencement of the Liquidation Period, in units of an available series of QUILTS Opportunity Trust ("Rollover QUILTS") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of these Trusts held by Unit Holder (a "Rollover Unit Holder") who affirmatively notifies the Trustee in writing by the Rollover Notification Date set forth in the "Summary of Essential Information" in Part A. The availability of this option does not constitute a solicitation of an offer to purchase Units of a Rollover QUILTS or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. A Rollover Unit Holder's Units will be redeemed in kind and the Securities disposed of over the Liquidation Period. As long as the Unit Holder confirms his interest in purchasing units of the Rollover QUILTS and units are available, the proceeds of the sales (net of brokerage commissions, governmental charges and any other selling expenses) will be reinvested in units of the Rollover QUILTS at their net asset value plus the applicable sales charge. Such purchaser may be entitled to a reduced sales load of approximately ____% of the Public Offering Price upon the purchase of units of the Rollover QUILTS. It is expected that the terms of the Rollover QUILTS will be substantially the same as the terms of the Trusts described in this Prospectus, and that a similar procedure for redemption, liquidation and investment in subsequent QUILTS Opportunity Trust will be available for each new Trust. At any time prior to the purchase by the Unit Holder of units of a Rollover QUILTS such Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unit Holder from recognizing taxable capital gain or loss (except in the case of a loss, if the Rollover QUILTS is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay taxes. Unit Holders should consult their own tax advisers in this regard. (See "Tax Status".)

                  The Sponsor has agreed to effect the sales of underlying securities for the Trustee in the case of the second and third options over a period not to exceed 60 days immediately following the commencement of the Liquidation Period. The Sponsor, on behalf of the Trustee, will sell the distributed Securities as quickly as practicable, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy. The Redemption Price Per Unit upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unit Holders in redemption of such Unit Holders' interest in the Trusts.

                  Depending on the amount of proceeds to be invested in Units of Rollover QUILTS and the amount of other orders for Units in Rollover QUILTS, the Sponsor may purchase a large amount of securities for Rollover QUILTS in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities over a 60 day period as described above is in the best interest of a Unit Holder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than 60 days if, in the Sponsor's judgment, such sales are in the best interest of Unit Holders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unit Holders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.


                                                      B-28
                                                          330608.2

                  Unit Holders who do not make any election will be deemed to have elected to receive the Redemption Price per Unit in cash (option number 2).

                  The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unit Holder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unit Holders prior to the commencement of the Liquidation Period. All Unit Holders will then elect either option 1, if eligible, or option 2.

                  The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

                  Investors should be aware that the staff of the Division of Investment Management of the Securities and Exchange Commission ("SEC") is of the view that the rollover described in option 3 above would constitute an "exchange offer" for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received an exemptive order under Section 11(c) which it believes permits it to offer the rollover option, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required.

                  The Sponsor. Effective as of November 28, 1995 the Sponsor, Quest for Value Distributors, changed its name to OCC Distributors. The Sponsor is a majority-owned subsidiary of Oppenheimer Capital. Since 1969, Oppenheimer Capital has managed assets for many of the nation's largest pension plan clients. Today, the firm has over $37 billion under management from separate accounts and money market funds. The Quest for Value organization was created in 1988 to introduce mutual funds designed to help individual investors achieve their financial goals. OCC Distributors is committed to retirement planning and services geared to the long term investment goals of the individual investor. The Sponsor, a Delaware general partnership, is engaged in the mutual fund distribution business. It is a member of the National Association of Securities Dealers, Inc.

                  The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations.

                  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Unit Holders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                  The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor; (b) terminate the Trust Agreement and liquidate the Trusts; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

                  The Trustee. The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003 (800) 428-8890. The Trustee is subject to the supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

                                                      B-29
                                                          330608.2

                  The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for an disposition of any moneys, Securities or Certificates in accordance with the Trust Agreement, except in case of its own willful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

                  For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders."

                  The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unit Holders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unit Holder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

                  Any corporation into which the Trustee may be merged or with which it may be consolidated, or an corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

                  The Evaluator. The Evaluator for the Trusts is Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., with its main offices located at 65 Broadway, New York, New York 10006. The Evaluator is a wholly-owned subsidiary of McGraw Hill, Inc. The Evaluator is a registered investment advisor and also provides financial information services.

                  The Trustee, the Sponsor and the Unit Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Sponsor or Unit Holders for errors in judgment, except in cases of its own willful misfeasance, bad faith, negligence or reckless disregard of its obligation and duties. The Evaluator shall not be liable or responsible for depreciation or losses incurred by reason of the purchase, sale or retention of any Securities.

                  The Evaluator may resign or may be removed by the Sponsor and Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                                                      B-30
                                                          330608.2

OTHER MATTERS

                  Legal Opinions. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Messrs. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.

                  Independent Auditors. The Statements of Condition and Portfolios are included herein in reliance upon the report of BDO Seidman, LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

                  Legal Matters. The Investment Company Act of 1940 (the "Act") limits the amounts that registered investment companies (such as the Trust) can own of other registered investment companies (such as the Fund). However,
Section 12(d)(1)(E) of the Act would exempt the Trust from these limitations if the Fund is the only "investment security" held by the Trust. While the term "investment security" is not defined in Section 12(d) of the Act, it is defined in another section of the Act to exclude government securities (such as the Treasury Obligations) from its scope. Therefore, since the Trust only owns shares of the Fund and Treasury Obligations it complies with the exception of
Section 12(d)(1)(E). Further, the Office of Chief Counsel of the Division of Investment Management of the Securities and Exchange Commission granted the Sponsor "no action" assurance on this issue.

DESCRIPTION OF CORPORATE BONDS RATINGS

                         MOODY'S INVESTORS SERVICE, INC.

                  Aaa: Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                  Aa: Bonds which are rate Aa are judged to be of high qualify by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                  A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

                  Baa: Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                  Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

                                                      B-31
                                                          330608.2

                  B: Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

                  Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

                  Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other market shortcomings.

                  C: Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

                  Unrated: Where no rating has been assigned or where a rating has been suspended or withdrawn, it may be for reasons unrelated to the quality of the issue.

                  Should no rating be assigned, the reason may be one of the following:

                  1.  An application for rating was not received or accepted.

                  2. The issue or issuer belongs to a group of securities that are not rated as a matter of policy.

                  3. There is a lack of essential data pertaining to the issue or issuer.

                  4. The issue was privately based, in which case the rating is not published in Moody's Investors Service, Inc.'s publications.

                  Suspension or withdrawal may occur if new and material circumstances arise, the effects of which preclude satisfactory analysis; if there is no longer available reasonable up-to-date data to permit a judgment to be formed; if a bond is called for redemption; or for other reasons.

                  Note: Those bonds in the Aa, A, Baa, Ba and B groups which Moody's believe possess the strongest investment attributes are designated by the symbols Aa-1, A-1, Baa-1, and B-1.


                                           STANDARD & POOR'S CORPORATION

                  AAA: Bonds rated AAA have the highest rating assigned by Standard & Poor's Corporation ("S&P"). Capacity to pay interest and repay principal is extremely strong.

                  AA: Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the higher rated issues only in small degree.

                  A: Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in the highest rated categories.

                  BBB: Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category then in higher rated categories.

                                                      B-32
                                                          330608.2

                  BB, B, CCC, CC, C: Bonds rated BB, B, CCC, CC and C are regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of this obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties of major risk exposures to adverse conditions.

                  C1: The rating C1 is reserve for income bonds on which no interest is being paid.

                  D: Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

                  Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

                  NR: Indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.


                                                      B-33
                                                          330608.2

            Qualified Unit Investment Liquid Trust Series ("QUILTS")

                            (A Unit Investment Trust)

                            Opportunity Trust - 2001
                            Opportunity Trust - 2007


                        Prospectus Dated: March __, 1996


Sponsor:                                  Trustee:
OCC Distributors                          The Chase Manhattan Bank
Two World Financial Center                (National Association)
225 Liberty Street                        770 Broadway
New York, New York  10080- 6116           New York, New York  10003
(800) 628-6664                            (800) 428-8890


Evaluator:
Kenny S&P Evaluation Services
65 Broadway
New York, New York 10006


                          ============================


                                Table of Contents
Title                                                           Page

         PART A
Summary of Essential Information................................ A-2
The Trusts.......................................................A-4
Independent Auditors' Report.................................... A-9
Statement of Condition......................................... A-10
Portfolio and Cash Flow Information.............................A-11
Underwriting Syndicates.........................................A-13

         PART B
The Trusts.......................................................B-1
Risk Factors....................................................B-10
Public Offering.................................................B-13
Rights of Unit Holders .........................................B-16
Tax Status......................................................B-19
Liquidity.......................................................B-23
Trust Administration............................................B-25
Other Matters...................................................B-31
Description of Corporate Bond Ratings...........................B-31

         No person is authorized to give any information or to make any representations not contained in Parts A and B of this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee, the Evaluator, or the Sponsor. The Trust is a registered as unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.
         This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.
         Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and the Investment Company Act of 1940, and to which reference is made.


                                                          330608.2

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

     The employees of Quest for Value Distributors are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $1,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents: The facing sheet on Form S-6.
     The Cross-Reference Sheet.
     The Prospectus consisting of     pages.
     Undertakings.
     Signatures.

     Written consents of the following persons:
           Battle Fowler LLP (included in Exhibit 3.1)
           BDO Seidman, LLP
           The Chase Manhattan Bank (National Association) (included in
           Exhibit 5.1)

     The following exhibits:

     *99.1.1 --    Reference Trust Agreements including certain Amendments to the Trust Indenture and Agreement referred to under Exhibit
                   1.1.1 below.

     99.1.1.1 --   Trust Indenture and Agreement  (filed as Exhibit  99.1.1.1 to
                   Amendment  No.  1 to  Form  S-6  Registration  Statement  No.
                   333-00155 of Qualified  Unit  Investment  Liquid Trust Series
                   ("QUILTS"),   Equity  Strategic  Ten,  Series  1  and  Equity
                   Strategic Five, on February 9, 1996 and incorporated herein by reference).

     99.1.3.4 --  Agreement   of  General   Partnership   of  Quest  for  Value
                   Distributors dated July 9, 1987 (filed as Exhibit 1.3.4 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Unit Investment Laddered Treasury Securities ("QUILTS") on January 21, 1993 and incorporated herein by reference).

     99.1.4 -      Form of Master Agreement Among Underwriters (filed as Exhibit
                   1.4 to Amendment No. 2 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Unit Investment Laddered Trust Series ("QUILTS"), QUILTS Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly Income -- U.S. Treasury Series 2 and QUILTS Asset Builder -- U.S. Treasury Series 3 on March 19, 1993 and incorporated herein by reference).

     99.2.1 - Form of Certificate (filed at Exhibit 99.2.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-00155 of qualified Unit Investment Liquid Trust Series ("Quilts") Equity Strategic Ten, Series 1 and Equity Strategic Five, Series 1 on February 9, 1996 and incorporated herein by reference).

--------
*    To be filed by Amendment.

                                            II-i
344749.1

     *99.3.1 --    Opinion  of  Battle  Fowler  LLP  as to the  legality  of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

     *99.5.1 --    Consent of the Evaluator.

     99.6.0  -     Powers of  Attorney of Quest for Value  Distributors,  by the
                   majority of the Board of Directors and certain officers of Oppenheimer Financial Corp., its Managing General Partner
                   (filed  as  Exhibit  6.0  to  Amendment  No.  2 to  Form  S-6
                   Registration Statement No. 33-57284 of Quest for Value's Unit
                   Investment  Laddered Trust Series ("QUILTS"),  QUILTS Monthly
                   Income -- U.S.  Treasury  Series 1; QUILTS  Monthly Income --
                   U.S.  Treasury  Series 2 and  QUILTS  Asset  Builder  -- U.S.
                   Treasury  Series 3 on March 19,  1993 and as  Exhibit  6.0 to
                   Pre-  Effective  amendment  No.  1 to Form  S-6  Registration
                   Statement No.  33-57284 of Quest for Value's  Investment Unit
                   Investment Laddered Trust Series ("QUILTS") on March 5, 1993 and incorporated herein by reference).

     *99.27  --    Financial Data Schedules (for EDGAR filing only).

--------
*    To be filed by Amendment.

                                            II-ii
344749.1

                                     UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                             SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant, Qualified Unit Investment Liquid Trust Series ("QUILTS") Opportunity Trust - 2001 and Opportunity Trust - 2007 has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 21st day of March, 1996.

            QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES ("QUILTS")
              OPPORTUNITY TRUST - 2001 AND OPPORTUNITY TRUST - 2007
                                                    (Registrant)


                          OCC DISTRIBUTORS
                          (Depositor)

                          By: OPPENHEIMER FINANCIAL CORP.,
                                as Managing General Partner of the Depositor

                          By:  /s/ SUSAN A MURPHY
                               ----------------------------------------
                                  (Susan A. Murphy, Attorney-in-Fact)

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Oppenheimer Financial Corp., the Managing General Partner of the Depositor, in the capacities and on the date indicated.

NAME                     TITLE                                     DATE

STEPHEN ROBERT*          Chief Executive Officer and Director
Stephen Robert

NATHAN GANTCHER*         Chief Operating Officer and Director
Nathan Gantcher

ROGER EINIGER*           Chief Administrative Officer and Director
Roger Einiger

JOSEPH LAMOTTA*          Director
Joseph LaMotta

ANTONIO FERNANDEZ*       Chief Financial Officer and Treasurer
Antonio Fernandez

*By:  /s/ SUSAN A. MURPHY                                      March 21, 1996
     ----------------------------
     (Susan A. Murphy, Attorney-in-Fact)


--------

* Executed copy of Power of Attorney filed as Exhibit 6.0 to Amendment No. 2 to Registration Statement No. 33-57284 on March 19, 1993, and as Exhibit
     6.0 to the Pre-Effective Amendment No. 1 to Registration Statement No. 33-57284 on March 5, 1993.

                                            II-iii
344749.1

                                CONSENT OF INDEPENDENT AUDITORS


The Sponsor, Trustee, and Unit Holders of
          QUILTS Opportunity Trust - 2001 and Opportunity Trust - 2007


We have issued our report dated March __, 1996 on the Statements of Condition and Portfolios of Qualified Unit Investment Liquid Trust Series ("QUILTS") Opportunity Trust - 2001 and Opportunity Trust - 2007 as of March __, 1996 contained in the Registration Statement on Form S-6 and the Prospectus. We consent to the use of our report in the Registration Statement and Prospectus and to the use of our name as it appears under the caption "Independent Auditors."

BDO Seidman, LLP

New York, New York
March __, 1996

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